Exhibit 99.2

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

MULTELEMENTS LIMITED

DIVERSEFUTURE LIMITED

and

BLUECITY HOLDINGS LIMITED

Dated as of

April 30, 2022

TABLE OF CONTENTS

Page

Article I Definitions and Interpretation	2

Section 1.01	Certain Definitions	2
Section 1.02	Terms Defined Elsewhere	10
Section 1.03	Interpretation	11

Article II The Merger	12

Section 2.01	The Merger	12
Section 2.02	Closing	13
Section 2.03	Effective Time	13
Section 2.04	Effects of the Merger	13
Section 2.05	Directors and Officers	13
Section 2.06	Governing Documents	13

Article III Treatment of Securities	14

Article IV Representations and Warranties of the Company	20

i

Section 4.21	Opinion of Financial Advisors	34
Section 4.22	Brokers; Expenses	34
Section 4.23	Anti-Takeover Provisions	34
Section 4.24	No Other Representations or Warranties	34

Article V Representations and Warranties of Parent and Merger Sub	35

Article VI Conduct of Business Pending the Merger	40

Section 6.01	Conduct of Business by the Company Pending the Closing	40
Section 6.02	Non-Solicit; Change in Recommendation	43
Section 6.03	Proxy Statement and Schedule 13E-3	47
Section 6.04	Shareholder Meeting	48

Article VII Additional Agreements	50

Article VIII Conditions to Consummation of the Merger	57

Section 8.01	Conditions to Each Party’s Obligations to Effect the Merger	57
Section 8.02	Conditions to Obligations of Parent and Merger Sub	57
Section 8.03	Conditions to Obligations of the Company	58
Section 8.04	Frustration of Closing Conditions	58

ii

Article IX Termination	58

Section 9.01	Termination	58
Section 9.02	Effect of Termination	60

Article X Miscellaneous	62

SCHEDULES AND EXHIBITS

Schedule I	List of Rollover Shareholders

Exhibit A	Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of April 30, 2022, is made by and among Multelements Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”); Diversefuture Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands and a wholly-owned Subsidiary of Parent (“Merger Sub”); and BlueCity Holdings Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Company”). Each of Parent, Merger Sub and the Company is referred to herein as a “Party” and collectively as the “Parties.” All capitalized terms used in this Agreement shall have the meaning ascribed to such terms in Section 1.01 or as otherwise defined elsewhere in this Agreement, unless the context clearly provides otherwise.

RECITALS

WHEREAS, the Parties wish to effect a business combination upon the terms and subject to the conditions of this Agreement, pursuant to which the Merger Sub will be merged with and into the Company in accordance with Part XVI of the Companies Act, with the Company being the surviving company (as defined in the Companies Act) of the merger and becoming a wholly-owned Subsidiary of Parent (the “Merger”);

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Guarantor (as defined below) has executed and delivered to the Company a limited guarantee, dated the date hereof, in favor of the Company pursuant to which the Guarantor is guaranteeing certain obligations of Parent and Merger Sub under this Agreement (the “Limited Guarantee”);

WHEREAS, prior to or substantially concurrently with the execution and delivery of this Agreement, certain shareholders of the Company (together with any other Person, if any, who enters into a Support Agreement with Parent after the date hereof, the “Rollover Shareholders”) have executed and delivered a support agreement with Parent (the “Support Agreement”), providing that, amongst other things and subject to the terms and conditions set forth therein, the Rollover Shareholders will (a) vote all Shares beneficially owned by them in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions (as defined below), and (b) upon the terms and subject to the conditions of the Support Agreement, contribute the Rollover Shares beneficially owned by them to Parent in exchange for newly issued shares of Parent at or immediately prior to the Effective Time and receive no consideration for cancellation of the Rollover Shares in accordance with this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee established by the Company Board (the “Special Committee”), has (a) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger and to consummate the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), (b) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, and (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions to the holders of Shares (the “Company Board Recommendation”) and to include such recommendation in the Proxy Statement (as defined herein) and direct that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval at the Shareholder Meeting; and

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement and the Plan of Merger and the consummation of the Transactions and (b) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and to consummate the Transactions and for Merger Sub to enter into the Plan of Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article I

Definitions and Interpretation

Section 1.01            Certain Definitions. For the purposes of this Agreement, the following terms shall have the meanings set forth below:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements; provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“ADS” means American Depositary Share, each two of which represents one Class A Ordinary Share.

“Affiliate” means, as to any Person, (i) any Person which directly or indirectly controls, is controlled by, or is under common control with such Person and (ii) with respect to any natural person, the term “Affiliate” shall also include any member of the immediate family of such natural person. For purposes of this definition and the definition of “Subsidiary” or “Subsidiaries,” “control” of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by ownership of voting equity, by contract or otherwise; provided that (x) Parent, Merger Sub, the Rollover Shareholders, the Guarantor and their respective Affiliates (excluding the Group Companies) shall not be deemed to be Affiliates of the Company and/or its Subsidiaries, and vice versa, and (y) the Rollover Shareholders, the Guarantor and their respective Affiliates shall be deemed to be Affiliates of either Parent or Merger Sub.

“Anti-Corruption Laws” means laws or regulations relating to anti-bribery or anti-corruption that apply to the business and dealings of the Company and the Group Companies including, without limitation, the Criminal Law and the Anti-Unfair Competition Law of the PRC, and the U.S. Foreign Corrupt Practices Act.

“Anti-Money Laundering Laws” means any anti-money laundering-related laws and codes of practice that apply to the business and dealings of the Company and the Group Companies, including, without limitation and as applicable: (i) the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, and (ii) the USA PATRIOT Act, in each case as amended from time to time.

“beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Business Days” means any day other than a Saturday, Sunday or other day on which the banks in New York City, the Cayman Islands, the Hong Kong Special Administrative Region, or the PRC are authorized by Law or executive order to be closed.

“Buyer Consortium Documents” means, collectively, the Consortium Agreement dated January 2, 2022 by and among the Founder and an Affiliate of the Sponsor (as subsequently assigned by such Affiliate to the Sponsor), the Interim Investors Agreement, the Limited Guarantee, the Equity Commitment Letter, and the Support Agreement.

“Class A Ordinary Shares” means class A ordinary shares of the Company, par value US$0.0001 per share.

“Class B Ordinary Shares” means class B ordinary shares of the Company, par value US$0.0001 per share.

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor Law.

“Company IP Rights” means (a) any and all Intellectual Property used in the conduct of the business of the Company or any of its Subsidiaries as currently conducted, and (b) any and all other Intellectual Property owned by the Company or any of its Subsidiaries.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as amended, modified, or re-enacted from time to time.

“Company Equity Plans” means the 2015 Stock Incentive Plan, the 2020 Share Incentive Plan and the 2021 Share Incentive Plan, each as in effect on the date of this Agreement and as they may be amended from time to time.

“Company Governing Documents” means the Company’s Seventh Amended and Restated Memorandum and Articles of Association as in effect on the date of this Agreement.

“Company Option” means an option to purchase Shares granted under the Company Equity Plans in accordance with the terms thereof, whether or not such option has become vested on or prior to the Closing Date.

“Confidentiality Agreements” means the confidentiality agreements, dated as of February 14, 2022, between the Company and each of Spriver Tech Limited and Mr. Baoli Ma, respectively.

“Contract” means any oral or written contract, agreement, lease, instrument or other legally binding contractual commitment.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks, or any escalation or worsening of any of the foregoing (including any subsequent waves).

“COVID-19 Measures” means (i) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, Order, directive, guideline, pronouncement, or recommendation promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, and (ii) any action reasonably taken or refrained from being taken in response to COVID-19.

“Disclosure Schedule” means the disclosure schedule executed and delivered by the Company to Parent on the date of this Agreement.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“ERISA” means the Employee Retirement Income Security Act of 1974 of the U.S., as amended from time to time.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any of the Group Companies, or that is, or was at the relevant time, a member of the same “controlled group” as any of the Group Companies pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Excluded Shares” means, collectively, (a) the Rollover Shares, (b) any other Shares (including Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their respective Subsidiaries, and (c) Shares (including Class A Ordinary Shares represented by ADSs) held by the Depositary and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to (a) the authorization, preparation, negotiation, execution and performance of this Agreement; (b) the preparation, printing, filing, and mailing/distribution of the Schedule 13E-3 and the Proxy Statement; (c) shareholder litigation; (d) the filing of any required notices under any applicable competition or investment Laws; (e) any filings with the SEC; or (f) any other matters related to the closing of the Merger and the other Transactions.

“Founder” means Mr. Baoli Ma.

“Government Official” means any officers, employees and other persons working in an official capacity on behalf of (i) any branch of a government (e.g., legislative, executive, judicial, law, military or public education) at any level (e.g., local, county, provincial or central) or any department or agency thereof; (ii) any political parties, as well as any candidates for political office; (iii) any Governmental Entity; and (iv) any public international organization, such as the United Nations or the World Bank.

“Governmental Entity” means (i) any national, federal, state, local or foreign government or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, (ii) any public international organization, (iii) any agency, division, bureau, department or other sector of any government, entity or organization described in the foregoing clauses (i) or (ii) of this definition, or (iv) any company, business, enterprise, or other entity or instrumentality owned or controlled by any government, entity, organization described herein.

“Group Company” means any of the Company and its Subsidiaries.

“Guarantor” means Metaclass Management ELP, an exempted limited partnership organized under the Laws of the Cayman Islands.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Indebtedness” means with respect to any Person, (a) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured and whether or not contingent, (b) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (c) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (d) all obligations under capital leases, (e) all obligations in respect of bankers acceptances, letters of credit, or similar instruments, (f) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, (g) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, (h) all accrued but unpaid bonuses for fiscal year 2020 and 2021 (including the employer portion of any payroll or social security Taxes payable by the Company in connection with such bonuses), and (i) all obligations related to unfunded and underfunded deferred compensation arrangements and qualified and unqualified retirement plans.

“Intellectual Property” means all rights, anywhere in the world, in or to: (a) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (b) Trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; and (e) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (a)-(d).

“Interim Investors Agreement” means the Interim Investors Agreement, dated as of the date hereof, by and among the Rollover Shareholders, the Sponsor, Parent and Merger Sub.

“Internal Revenue Service” means the United States Internal Revenue Service.

“Knowledge” will be deemed to be, as the case may be, the actual knowledge, following reasonable inquiry, of (a) with respect to the Company, the Chief Executive Officer, the Chief Financial Officer, the Chief Risk Offer or the Chief Technology Officer, or (b) with respect to Parent or Merger Sub, any director or executive officer thereof.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, rules of the relevant stock exchange on which the relevant parties’ securities are listed, Order, ordinance or other pronouncement of any Governmental Entity.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the assets, properties, financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or prevent or materially delay the consummation of the Merger and the other Transactions on or prior to the Outside Date; provided that in no event shall any Effect resulting or arising from the following, either alone or in combination, be deemed to constitute a Material Adverse Effect or shall be taken into account when determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) conditions (or changes therein) that are the result of factors generally affecting any industry or industries in which the Company or any of its Subsidiaries operates; (b) general economic, political and/or regulatory conditions (or changes therein), including any changes affecting financial, credit or capital market conditions, including changes in interest or exchange rates; (c) any change in U.S. GAAP or interpretation thereof; (d) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable Law of or by any Governmental Entity; (e) any actions taken, or the failure to take any action, as required by the terms of this Agreement or at the written request or with the written consent of Parent or Merger Sub and any Effect directly attributable to the negotiation, execution, announcement or consummation of this Agreement and the Transactions (including the Merger), including any litigation arising therefrom (including any litigation arising from allegations of a breach of duty or violation of applicable Law), and any adverse impact on the Company’s and its Subsidiaries’ relationships, contractual or otherwise, with customers, employees (including employee departures), suppliers, financing sources, lessees, licensors, licensee, sub-licensees, shareholders, joint venture partners, Governmental Entities or similar relationship directly resulting therefrom; (f) decline in the price or trading volume of the Shares and/or ADSs (it being understood that the facts or occurrences giving rise or contributing to such decline that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); (g) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); (h) Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, earthquakes, epidemic or pandemics (including without limitation COVID-19 and its variants, any COVID-19 Measures or any change in such COVID-19 Measures following the date of this Agreement), tornados, hurricanes, or other weather conditions or natural calamities or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement; (i) any deterioration in the credit rating of the Company or its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such reduction or any consequences resulting from such reduction that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account); and (j) Effects resulting solely from the identity of, or any facts or circumstances relating to, Parent, Merger Sub, the Guarantor or any of their respective Affiliates; provided that if any Effect described in clauses (a), (b), (c), (d), and (h) has had a materially disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to other companies of comparable size to the Group Companies operating in the industry or industries in which the Group Companies operate, then the incremental impact of such event shall be taken into account for the purpose of determining whether a Material Adverse Effect has occurred.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Outside Date” means October 31, 2022.

“Permits” means all authorizations, licenses, approvals, certificates, franchises, registrations and permits granted by or obtained from any Governmental Entity or pursuant to any Law.

“Permitted Liens” means any (a) Liens for Taxes or assessments that are not yet due or payable or subject to penalty or that are being contested in good faith by appropriate proceedings and for which there are adequate reserves (to the extent such reserves are required pursuant to U.S. GAAP), (b) zoning regulations, permits and licenses, (c) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s Liens and other similar Liens imposed by Law and incurred in the ordinary course of business that are not yet subject to penalty or the validity of which is being contested in good faith by appropriate proceedings, (d) with respect to real property, non-monetary Liens or other minor imperfections of title, (e) rights of parties in possession, (f) ordinary course, non-exclusive licenses of Intellectual Property, (g) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (h) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (i) Liens securing Indebtedness that are reflected in the SEC Documents filed or furnished prior to the date hereof, and (j) Liens set forth in the VIE Contracts.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint share company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement only shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Real Property Lease” means any agreement under which any Group Company is the landlord, sub-landlord, tenant, subtenant or occupant.

“Representatives” means, when used with respect to Parent, Merger Sub or the Company, its Affiliates and its and their respective directors, officers, financing sources, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives.

“Rollover Shares” means, as of the date of this Agreement, an aggregate of 3,918,605 Shares held by the Rollover Shareholders which will be cancelled for no consideration in accordance with this Agreement at the Effective Time, subject to adjustments set forth in Section 7.04(b), in exchange for newly issued shares of Parent.

“Sanctioned Person” means a Person that is (i) subject to or the target of Sanctions (including any Person that is designated on the list of “Specially Designated Nationals and Blocked Persons” administered by the U.S. Treasury Department’s Office of Foreign Assets Control), (ii) located in or organized under the Laws of a country or territory which is the subject of country- or territory-wide Sanctions (including Cuba, Iran, North Korea, Syria, or the Crimea region of Ukraine), or (iii) owned 50% (fifty percent) or more, or controlled, by any of the foregoing.

“Sanctions” means all trade, economic and financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Department of State), (ii) the United Nations, (iii) the United Kingdom (including Her Majesty’s Treasury), or (iv) the PRC.

“SEC” means the Securities and Exchange Commission.

“Shareholder Approval” means a special resolution (as defined in the Companies Act) of the shareholders of the Company, which shall require the affirmative vote of the holders of Shares representing not less than two-thirds of vote cast by such holders as, being entitled so to do, vote in person or, in the case of such holders as are corporations, by their respective duly authorized representative or, where proxies are allowed, by proxy as a single class, to approve and authorize this Agreement, the Plan of Merger and the consummation of the Transactions in accordance with the Companies Act and the Company Governing Documents.

“Shareholder Meeting” means the meeting of the holders of Shares for the purpose of seeking the Shareholder Approval, including any adjournment thereof.

“Shares” means Class A Ordinary Shares and Class B Ordinary Shares of the Company, and as the context may require also refers, after the Effective Time of the Merger, to the ordinary shares of the Surviving Company.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee Financial Advisor” means Kroll, LLC, operating through its Duff & Phelps Opinions Practice (formerly known as Duff & Phelps, A Kroll Business operating as Kroll, LLC).

“Sponsor” means Metaclass Management ELP, an exempted limited partnership organized under the Laws of the Cayman Islands.

“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the outstanding shares of equity capital, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled (including for the avoidance of doubt through the VIE Contracts) by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (ii) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Tax”, “Taxation” and “Taxes” means all federal, state, local or foreign taxes, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, excise, estimated, severance, stamp, occupation, property, unemployment or other taxes, custom duties, fees, assessments or similar charges imposed by any taxing authority, together with any interest, penalties and additions to tax imposed with respect to such amounts.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

“Transaction Documents” means this Agreement, the Equity Commitment Letter, the Limited Guarantee, the Support Agreements and any other agreement or document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder.

“U.S.” or “US” means the United States of America.

“VIEs” means, collectively, Beijing BlueCity Culture and Media Co., Ltd., Beijing BlueCity Youning Health Management Co., Ltd., Danlan (Beijing) Media Co., Ltd., City of Glory Chengdu Information Technology Co., Ltd., Shandong Youping Pharmacy Chain Co., Ltd., Beijing Asphere Interactive Network Technology Co., Ltd., Shandong He Health Internet Hospital Co., Ltd., Chongqing Changyuan Pharmaceutical Co., Ltd., Guangzhou Yingyoutianxia Networks Technology Co., Ltd., Beijing You Ji Technology Culture Co., Ltd., Beijing Aiyou Jiuyou Network Technology Co., Ltd., Beijing Lanpengyou Catering Management Co., Ltd., Beijing Duoyuanyin Culture Media Co., Ltd. and Jinyuncai (Hainan) Internet Athletics Co., Ltd.

“WOFEs” means Beijing BlueCity Information & Technology Co., Ltd. and Beijing Aloha Technology Co., Ltd.

Section 1.02            Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Adverse Recommendation Change	Section6.02(c)
Agreement	Preamble
Alternative Acquisition Agreement	Section6.02(c)
Arbitrator	Section10.08(b)
Assumed Option	Section3.03(b)
Base Premium	Section7.05(d)
Benefit Plan	Section4.15(b)
BlueCity Holdings Limited	Section2.06
Closing	Section2.02
Closing Date	Section2.02
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Equity Interests	Section4.02(b)
Company Group	Section9.02(h)
Company Termination Fee	Section9.02(e)
Competing Proposal	Section6.02(g)
Covered Persons	Section7.05(a)
Deposit Agreement	Section3.05
Depositary	Section3.05
Dissenting Shareholders	Section3.06(a)
Dissenting Shares	Section3.06(a)
Effective Time	Section2.03
Enforceability Exceptions	Section4.03
Equity Commitment Letter	Section5.05(a)
Equity Financing	Section5.05(a)
Exchange Ratio	Section3.03(b)
Financial Statements	Section4.06(b)
HKIAC	Section10.08(b)
HKIAC Rules	Section10.08(b)
Indemnification Agreements	Section7.05(a)
Insurance Policies	Section4.18
Intervening Event	Section6.02(e)
Legal Proceeding	Section5.08
Limited Guarantee	Recitals
Material Contracts	Section4.16(a)(xiv)
Merger	Recitals
Merger Consideration	Section3.02(a)
Merger Consideration Fund	Section3.02(a)
Merger Sub	Preamble
Nasdaq	Section4.02(c)
Non-Required Remedy	Section7.02(d)
Operating Subsidiary	Section4.16(a)(xi)
Parent	Preamble
Parent Group	Section9.02(h)
Parent Termination Fee	Section9.02(f)
Parties	Preamble

Party	Preamble
Paying Agent	Section3.02(a)
Per ADS Merger Consideration	Section3.01(b)
Per Share Merger Consideration	Section3.01(a)
Plan of Merger	Section2.03
PRC Subsidiaries	Section4.09(a)
Proxy Statement	Section4.05
Record ADS Holders	Section6.04(a)
Record Date	Section6.04(a)
Registrar of Companies	Section2.03
Rollover Shareholders	Recitals
Sarbanes-Oxley Act	Section4.06(a)
Schedule 13E-3	Section6.03(a)
SEC Documents	Section4.06(a)
Securities Act	Section4.06(a)
Share Certificates	Section3.02(b)(i)
Social Insurance	Section4.15(k)
Special Committee	Recitals
Superior Proposal	Section6.02(h)
Support Agreement	Recitals
Surviving Company	Section2.01
Takeover Statute	Section4.23
Tax Returns	Section4.13(a)
Transaction Litigation	Section7.08
Transactions	Recitals
U.S. GAAP	Section4.06(b)
Uncertificated Shares	Section3.02(b)(i)
VIE Contracts	Section4.09(c)

Section 1.03            Interpretation. Unless the express context otherwise requires:

(a)            the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)            terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c)             the terms “Dollars,” “US$,” and “$” mean United States Dollars;

(d)             references herein to a specific Section, Subsection, Recital, Schedule, Annex or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules, Annexes or Exhibits of this Agreement;

(e)             wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f)             references herein to any gender shall include each other gender;

(g)            references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h)            references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i)              references herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(j)              with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”;

(k)              references herein to a number of days shall be to such number of calendar days unless Business Days are specified; whenever any action must be taken hereunder on or by a day that is not a Business Day, such action may be validly taken on or by the next day that is a Business Day;

(l)              references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(m)            references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder; and

(n)            any item shall be considered “made available” to Parent or Merger Sub, to the extent such phrase appears in this Agreement, if such item has been provided in writing (including via electronic mail) to such Party, posted by the Company or its Representatives in the electronic data room established by the Company or, in the case of any documents filed with the SEC, filed by the Company with the SEC at least one Business Day prior to the date hereof; and

(o)            The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Article II

The Merger

Section 2.01            The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon Merger Sub will cease to exist and will be struck off the Register of Companies in the Cayman Islands, with the Company surviving the Merger (the Company, as the surviving company (as defined in the Companies Act) in the Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Merger, the Surviving Company will be a wholly owned Subsidiary of Parent.

Section 2.02            Closing. The closing of the Merger (the “Closing”) shall take place remotely by conference call and exchange of documents and signatures on the tenth (10th) Business Day after the satisfaction or, if permissible, waiver of the last of the conditions set forth in Article VIII (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if applicable, waiver of such conditions at the Closing), or at such other date or place as is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 2.03            Effective Time. On the Closing Date, the Company, Parent and Merger Sub shall (a) cause the plan of merger with respect to the Merger (the “Plan of Merger”), substantially in form of Exhibit A hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”) as provided by Section 233 of the Companies Act; and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the Companies Act in connection with the Merger. The Merger shall become effective on the date the Plan of Merger is registered by the Registrar of Companies or on such later date as specified in the Plan of Merger, in accordance with the Companies Act (such date being hereinafter referred to as the “Effective Time”).

Section 2.04            Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities, and privileges of each of the Company and Merger Sub shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Company and Merger Sub, to all mortgages, charges, or security interests and all Contracts, obligations, claims, debts, and liabilities of each of the Company and Merger Sub in accordance with the Companies Act and as provided in this Agreement.

Section 2.05            Directors and Officers. The Parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Company upon the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company upon the Effective Time, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

Section 2.06            Governing Documents. At the Effective Time, in accordance with the terms of the Plan of Merger and without any further action on the part of the Parties, the Company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Company, until thereafter amended in accordance with applicable Law and the applicable provisions of such memorandum and articles of association; provided, that at the Effective Time, (a) all references therein to the name of the Surviving Company (including Clause 1 of the memorandum of association of the Surviving Company) shall be amended to “BlueCity Holdings Limited”, (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, and (c) the memorandum and articles of association of the Surviving Company will contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are currently set forth in the Company Governing Documents, in accordance with Section 7.05.

Article III

Treatment of Securities

Section 3.01            Treatment of Shares and ADSs. At the Effective Time, by virtue of the Merger and the other Transactions, and without any action on the part of Parent, Merger Sub, the Company, or the holders of any securities of the Company:

(a)            Treatment of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Class A Ordinary Shares represented by ADSs) shall be cancelled in exchange for the right to receive $3.20 in cash per Share without interest (subject to adjustment pursuant to Section 3.01(e)) (the “Per Share Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be issued and outstanding and shall be cancelled and shall cease to exist, and each holder of any such Shares (other than the Excluded Shares, the Dissenting Shares and Class A Ordinary Shares represented by ADSs) that were issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except for the right to receive the Per Share Merger Consideration without interest in accordance with Section 3.02, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(b)            Treatment of American Depositary Shares. Each ADS (other than ADSs representing the Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, shall be cancelled in exchange for the right to receive $1.60 in cash per ADS without interest (subject to adjustment pursuant to Section 3.01(e)) (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, provisions in this Agreement shall apply. The Per ADS Merger Consideration shall be paid to the Depositary (in consideration for the cancellation of the underlying Class A Ordinary Shares represented by the ADSs) and distributed by the Depositary to the holder of such ADSs. From and after the Effective Time, all such ADSs (and such underlying Class A Ordinary Shares represented by the ADSs) shall no longer be issued and outstanding and shall be cancelled and retired, and shall cease to exist, and each holder of any such ADSs shall cease to have any rights with respect to such ADSs (and such underlying Class A Ordinary Shares represented by the ADSs), except the right to receive the Per ADS Merger Consideration without interest in accordance with Section 3.02, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(c)            Treatment of Excluded Shares. Each Excluded Share and ADSs representing the Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time, shall be cancelled and shall cease to exist, without payment of any consideration or distribution therefor.

(d)            Treatment of Merger Sub Securities. Each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. Such conversion shall be effected by means of the cancellation of such shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Company. Such ordinary shares of the Surviving Company shall constitute the only issued and outstanding share capital of the Surviving Company upon the Effective Time.

(e)            Adjustment to Merger Consideration. The Per Share Merger Consideration and Per ADS Merger Consideration, as applicable, shall be adjusted appropriately to reflect the effect of any share subdivision, share consolidation, share dividend (including any dividend or other distribution of securities convertible into Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares or ADSs, as applicable, effectuated after the date hereof and prior to the Effective Time, so as to provide the holders of Shares or ADSs, as applicable, with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable.

(f)             Treatment of Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist at the Effective Time in accordance with Section 3.06 and thereafter represent only the right to receive the applicable payments set forth in Section 3.06.

(g)            Merger Consideration and Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration is equal to or greater than the fair value of the Shares for the purposes of Section 238(8) of the Companies Act.

Section 3.02            Payment for Securities; Surrender of Certificates.

(a)            Paying Agent. Prior to the Effective Time, Parent shall select and appoint a bank or trust company to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 3.01(a) and Section 3.01(b) (collectively, the “Merger Consideration”), and, if so agreed by the Parties, Section 3.06. Parent shall deposit, or cause to be deposited, with the Paying Agent, (i) at or prior to the Effective Time, for the benefit of the holders of Shares (other than Excluded Shares and Dissenting Shares) and ADSs (other than ADSs representing Excluded Shares), cash in immediately available funds in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Merger Consideration Fund”), or (ii) in the case of payments pursuant to Section 3.06, when ascertained and so agreed by the Parties, for the benefit of the Dissenting Shareholders, cash in immediately available funds in such an amount sufficient to pay for the Dissenting Shares pursuant to Section 3.06.

(b)            Procedures for Surrender.

(i)              Promptly following the Effective Time, the Surviving Company shall cause the Paying Agent to mail (and make available for collection by hand) to each Person who was, immediately prior to the Effective Time, a registered holder of Shares (other than Excluded Shares and Dissenting Shares) entitled to receive the Per Share Merger Consideration pursuant to Section 3.01(a): (x) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Per Share Merger Consideration to registered holders of Shares shall be effected), and (y) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.02(e)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required to receive the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(e)) for cancellation or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of such Shares shall be entitled to receive in exchange therefor the Per Share Merger Consideration payable in respect of such Shares, and the Share Certificates so surrendered shall forthwith be cancelled. No interest shall be paid or shall accrue on the cash payable upon the cancellation of any Shares or the surrender or transfer of any Share Certificates pursuant to this Article III.

(ii)             Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the Per ADS Merger Consideration payable in respect of the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs (other than ADSs representing Excluded Shares) pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the cancellation of their ADSs (and the underlying Shares). The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the distribution of the Per ADS Merger Consideration to ADS holders and the termination of the ADS program or facility (other than the ADS cancellation fee, which shall be payable in accordance with the Deposit Agreement). No interest shall be paid or shall accrue on the cash payable upon the cancellation of any ADSs pursuant to this Article III.

(iii)            If payment of Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Share Certificate is registered, it shall be a condition precedent of payment that (A) the Share Certificate so surrendered shall be accompanied by a proper form of transfer, and (B) the Person requesting such payment has paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Share Certificate surrendered or has established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name such Uncertificated Shares are registered.

(iv)           Except for Shares and ADSs referred to in Section 3.01(c) and Section 3.06, until surrendered as contemplated by this Section 3.02, each Share Certificate, Uncertificated Share and ADS shall be deemed at any time from and after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time.

(c)             Register of Members of the Company; No Further Ownership Rights in Shares. From and after the Effective Time, the register of members of the Company shall be closed for the registration of transfers of Shares; provided, that nothing herein shall prevent the Surviving Company from maintaining a register of members in respect of its ordinary shares after the Effective Time and from registering transfers of such ordinary shares after the Effective Time. From and after the Effective Time, the holders of Shares or ADSs issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares or ADSs except as otherwise provided for herein. If, after the Effective Time, Share Certificates or Uncertificated Shares are presented to the Surviving Entity any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)             Termination of Merger Consideration Fund; No Liability. At any time following six (6) months after the Effective Time, Parent shall be entitled to require the Paying Agent and the Depositary to deliver to it any portion of the Merger Consideration (including any interest received with respect thereto) that has not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s or the Depositary’s routine administrative procedures, to holders of Share Certificates, Uncertificated Shares or ADSs, and thereafter such holders shall be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time, payable upon due surrender of their Share Certificates, Uncertificated Shares or ADSs and compliance with the procedures in Section 3.02(b). Notwithstanding the foregoing, none of the Surviving Company, Parent or the Paying Agent shall be liable to any holder of a Share Certificate, Uncertificated Share or ADS for any Merger Consideration or other amounts delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. If any Share Certificate, Uncertificated Share or ADS has not been surrendered immediately prior to the date on which the Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Share Certificate, Uncertificated Share or ADS shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e)             Lost, Stolen or Destroyed Certificates. In the event that any Share Certificates have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Share Certificates, (upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Company, the execution of an indemnity or the posting by such holder of a bond in such reasonable and customary amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate) the applicable Merger Consideration payable in respect thereof pursuant to Section 3.01 hereof, including any dividends or other distributions with a record date prior to the Effective Time that may have been authorized by the Company and which remain unpaid at the Effective Time.

Section 3.03            Treatment of Equity Awards.

(a)            At the Effective Time, without any action on the part of the holder of a Company Option, each Company Option granted pursuant to the Company’s 2015 Stock Incentive Plan that is outstanding and unexercised as of the Effective Time, whether vested or unvested, shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, payable as soon as reasonably practicable following the Effective Time equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration, over (B) the Exercise Price, multiplied by (ii) the number of Class A Ordinary Shares subject to such Company Option as of the Effective Time. Each such Company Option with the Exercise Price that is equal to or greater than the Per Share Merger Consideration shall be cancelled at the Effective Time without the payment of consideration therefor. All payments with respect to any such Company Option shall be subject to all applicable federal, state and local tax withholding requirements.

(b)            At the Effective Time, without any action on the part of the holder of a Company Option, each Company Option granted pursuant to the Company’s 2020 Stock Incentive Plan or 2021 Stock Incentive Plan, in each case, that is outstanding, vested and unexercised as of the Effective Time shall be assumed by Parent and automatically converted into an option for ordinary shares of Parent (each, an “Assumed Option”) under an equity incentive plan to be established by Parent equal to the product of (A) the number of Shares that were subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (B) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the fair market value of an ordinary share of Parent, and rounding such product down to the nearest whole number of ordinary shares of Parent, with an exercise price per share subject to the Assumed Option equal to the Exercise Price for which the corresponding Company Option was exercisable immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent. Each Assumed Option shall be subject to the same terms and conditions as to vesting, exercisability and forfeiture as the corresponding Company Option as in effect on the date of this Agreement. At the Effective Time, without any action on the part of the holder of a Company Option, each Company Option granted pursuant to the Company’s 2020 Stock Incentive Plan or 2021 Stock Incentive Plan, in each case, that is unvested as of the Effective Time shall be cancelled without the payment of consideration therefor.

(c)            At or prior to the Effective Time, the Company shall terminate each of the Company Equity Plans and all award agreements evidencing Company Options, effective as of the Effective Time.

(d)            At or prior to the Effective Time, the Company, the Company Board and the compensation committee thereof, as applicable, shall adopt any resolutions and take any and all actions that may be necessary to effectuate the provisions of this Section 3.03.

Section 3.04            Withholding. Each of Parent, Merger Sub, the Surviving Company, the Paying Agent and the Depositary (and any other Person that has a withholding obligation pursuant to the carrying out of this Agreement), as the case may be (without double counting), shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law. In the event that Parent or Merger Sub determines that any deduction or withholding is required by applicable Tax Law to be made from any consideration payable pursuant to this Agreement other than any compensatory payments including to the extent applicable payments pursuant to the Company Equity Plans, Parent or Merger Sub, as applicable, shall use commercially reasonable efforts to promptly inform the Company and the Special Committee in writing of such determination, provide the Company and Special Committee with a reasonably detailed explanation of such determination and consult with the Company and the Special Committee in good faith regarding such determination. To the extent that such amounts are so deducted and withheld in accordance with this Section 3.04 and remitted to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, the ADSs or the Company Options in respect of which such deduction and withholding was made.

Section 3.05            Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Deutsche Bank Trust Company Americas (the “Depositary”) to terminate the Deposit Agreement, dated July 7, 2020, between the Company, the Depositary and all owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 3.06            Dissenting Shares.

(a)             Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Companies Act, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (collectively, the “Dissenting Shares;” holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

(b)            For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have not exercised or who effectively shall have withdrawn or lost their dissenter rights under Section 238 of the Companies Act shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist at the Effective Time, in exchange for the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.02. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders of the Company who have not exercised or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the Companies Act.

(c)             The Company shall give Parent (i) prompt notice of any notices of objection, notice of dissent to the Merger or demands for appraisal or written offers, under Section 238 of the Companies Act received by the Company, attempted withdrawals of such objection, dissents, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the Companies Act. The Company shall not, except with the prior written consent of Parent, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

(d)            In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the Companies Act, the Company shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Transactions on such shareholders pursuant to Section 238(4) of the Companies Act within twenty (20) days of obtaining the Shareholder Approval at the Shareholder Meeting.

Article IV

Representations and Warranties of the Company

The following representations and warranties by the Company are qualified in their entirety by reference to the disclosures (a) in the SEC Documents filed or furnished prior to the date hereof but excluding (x) statements in any “Risk Factors” and/or “Forward-Looking Statements” section(s) therein, and (y) statements that are cautionary, predictive or forward-looking in nature, and (b) set forth in the Disclosure Schedule. Subject to the foregoing, the Company represents and warrants to Parent and Merger Sub that:

Section 4.01            Organization and Qualification; Subsidiaries.

(a)             Each of the Company and its Subsidiaries is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its incorporation or organization. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except to the extent the failure to have such power or authority is not material to the Company and its Subsidiaries, taken as a whole. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)            Section 4.01(b) of the Disclosure Schedule sets forth a true and complete list of the Company’s Subsidiaries, together with their jurisdiction of incorporation or organization. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.02            Capitalization.

(a)            The authorized share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 4,600,000,000 Class A Ordinary Shares, of which 13,618,635.5 are issued and outstanding as of the date hereof, (ii) 200,000,000 Class B Ordinary Shares, of which 5,114,840 are issued and outstanding as of the date hereof and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Company Board may determine in accordance with the Company Governing Documents, none of which are issued and outstanding as of the date hereof. All of the issued and outstanding Shares have been duly authorized and are validly issued, fully paid and non-assessable.

(b)            Except for (i) Company Options to acquire 1,330,096.5 Shares outstanding under the Company Equity Plans, (ii) rights under the VIE Contracts, (iii) rights under the Transactions, and (iv) rights relating to any issuance, sale, transfer or other disposition of securities of any Subsidiary of the Company solely between or among the Company and its directly or indirectly wholly owned Subsidiaries, there are no (x) options, warrants, compensatory equity-linked awards, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any kind, including any shareholder rights plan, in each case relating to the issued or unissued capital shares of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, reserve, transfer or sell or cause to be issued, reserved, transferred or sold any shares of, or other equity interest in, the Company or any of its Subsidiaries, or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, pre-emptive right, subscription or other similar right, agreement, arrangement or commitment (collectively, “Company Equity Interests”) or (y) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares, ADSs, or any shares of, or other Company Equity Interests in, the Company or any of its Subsidiaries.

(c)             The Company has made available to Parent a true and complete schedule setting forth information with respect to each outstanding Company Option as of the date hereof, including the name of the Company Equity Plan under which such award is granted, the name of the holder thereof, the number of Shares subject to such award, the vesting schedule applicable to each such award that is not fully vested as of the date hereof, and, if applicable, the maximum term and Exercise Price thereof. The Company has made available to Parent, as of the date hereof, true and complete copies of (i) each Company Equity Plan and (ii) all forms of award agreements with respect to Company Options and any individual form of award agreement with respect to Company Options which vary materially from such forms. Each Company Option was granted in compliance with all applicable Laws, the terms and conditions of the relevant Company Equity Plan and the rules and regulations of the Nasdaq Capital Market (“Nasdaq”) as applicable to the Company, in each case in all material respects. All Shares to be issued in connection with the aforesaid Company Options, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(d)            Except for the VIE Contracts, there are no voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the Shares or any shares of, or other equity interest, of the Company or any of its Subsidiaries. There are no bonds, debentures or notes issued by the Company or any of its Subsidiaries that entitle the holder thereof to vote together with shareholders of the Company (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matters related to the Company.

(e)             The Company owns, directly or indirectly through its Subsidiaries, all of the issued and outstanding Company Equity Interests of each of the Company’s Subsidiaries, free and clear of any Liens (other than Permitted Liens or limitations on transfer and other restrictions imposed by federal or state securities Laws or other applicable Laws), and all such Company Equity Interests have been duly authorized and validly issued and are fully paid and non-assessable.

Section 4.03            Authorization; Validity of Agreement; Company Action. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Shareholder Approval, to execute and deliver the Plan of Merger and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board and, other than such filings and recordation as required under Companies Act, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger and the consummation by it of the Transactions, subject, in the case of the Plan of Merger and the Merger, to receipt of the Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) ((a) and (b) collectively, the “Enforceability Exceptions”).

Section 4.04            Board Approval. The Company Board, acting upon the unanimous recommendation of the Special Committee, at a duly held meeting, has (a) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement and the Plan of Merger and to consummate the Transactions, (b) authorized and approved the execution, delivery and performance of this Agreement and the Plan of Merger and the consummation of the Transactions, (c) resolved to recommend in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions to the holders of Shares, and to include such recommendation in the applicable Proxy Statement and directed that this Agreement, the Plan of Merger and the Transactions be submitted to the holders of Shares for authorization and approval at the Shareholder Meeting, and (d) taken all actions as may be required to be taken by the Company to enter into this Agreement and, as of the Closing Date, shall have taken all actions as may be required to be taken by the Company to effect the Transactions. As of the date of this Agreement, the foregoing determinations and resolutions have not been rescinded, modified or withdrawn in any way.

Section 4.05            Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) assuming the Shareholder Approval is obtained, conflict with or result in any breach of any provision of the Company Governing Documents or the comparable organizational or governing documents of any of its Subsidiaries, (b) require any filing by the Company or any of its Subsidiaries with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, except for (i) compliance with any applicable requirements of the Securities Act and the Exchange Act, (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Act, (iii) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, including the joining of the Company in the filing of the Schedule 13E-3, which shall incorporate by reference the proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company and a notice convening the Shareholders’ Meeting in accordance with the Company Governing Documents (including any amendment or supplement thereto, the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3, (iv) such filings as may be required under the rules and regulations of Nasdaq in connection with this Agreement or the Merger and (v) such filings as may be required in connection with state and local transfer Taxes, (c) require any consent or waiver by any Person under, result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party, (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for any Permitted Liens, or (e) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations; except in each of clauses (b), (c), (d) and (e) where (x) any failure to obtain such permits, authorizations, consents, waivers or approvals, (y) any failure to make such filings, or (z) any such modifications, violations, rights, impositions, breaches or defaults, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.06            SEC Documents and Financial Statements.

(a)             Since July 8, 2020, the Company has timely filed with or furnished to (as applicable) the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) under the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such forms, reports, schedules, statements and documents and any other forms, reports, schedules, statements and documents filed by the Company with the SEC, as have been amended or modified since the time of filing, collectively, the “SEC Documents”). As of their respective filing dates and except to the extent corrected by a subsequent SEC Document, the SEC Documents (i) did not contain, when filed or furnished, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect, and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.

(b)            All of the consolidated financial statements of the Company included in or incorporated by reference into the SEC Documents (including the related notes thereto) (collectively, the “Financial Statements”), (i) were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) applied on a consistent basis during the periods indicated (except as may be indicated in the notes thereto), and (ii) fairly presented, in all material respects, the consolidated financial position, the results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim financial statements, to normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(c)            As of the date hereof, the Company has not received any comments from the SEC with respect to any of the SEC Documents which remain unresolved, nor has it received any inquiry or information request from the SEC as of the date of this Agreement as to any matters affecting the Company which has not been adequately addressed.

Section 4.07            Internal Controls; Sarbanes-Oxley Act.

(a)            The Company has established and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The Company has established and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Except as disclosed in the SEC Documents, neither the Company nor, to the Knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information. To the Knowledge of the Company, there is and has been, no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b)             Neither the Company nor any of its Subsidiaries has received any written material complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after July 8, 2020 (except for any of the foregoing after the date hereof which have no reasonable basis).

Section 4.08            No Undisclosed Liabilities. Except (a) as reflected or otherwise reserved against on the Financial Statements or referenced in the footnotes thereto set forth in the SEC Documents, (b) for liabilities and obligations incurred in the ordinary course of business since the most recent balance sheet included in the SEC Documents, and (c) for liabilities and obligations incurred in connection with the Transactions, neither the Company nor any of its Subsidiaries is subject to any liability or obligation that would be required by U.S. GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, other than as, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.09            PRC Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect:

(a)             the constitutional documents and Permits of each of the Company’s Subsidiaries formed in the PRC (the “PRC Subsidiaries”) are valid and have been duly approved or issued (as applicable) by a competent PRC Governmental Entity;

(b)            all filings and registrations with the PRC Governmental Entities required to be made in respect of the PRC Subsidiaries and their operations have been made in accordance with applicable Laws;

(c)             the Company controls its VIEs through a series of contractual arrangements (the underlying Contracts for such arrangements, collectively, the “VIE Contracts”), which constitute the legal, binding and enforceable obligations of the relevant parties thereto under the prevailing interpretation of applicable PRC Laws as of the date hereof, and to the Knowledge of the Company, there is no enforceable agreement or understanding to rescind, amend or change the nature of such captive structure or material terms of such contractual arrangements;

(d)            other than any violation, conflict or breach fully cured prior to the date hereof, the execution, delivery and performance by each and all of the relevant PRC Subsidiaries of their respective obligations under each and all of the VIE Contracts, and the consummation of the transactions contemplated thereunder, did not and do not (i) result in any violation of their respective articles of association, their respective business licenses or other constitutive documents, (ii) result in any violation of any applicable PRC Laws as such applicable PRC Laws are being interpreted and enforced as of the date hereof, or (iii) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any Order of any court of the PRC having jurisdiction over such PRC Subsidiaries, as the case may be, or any agreement with, or instrument to which any of them is expressed to be a party or which is binding on any of them;

(e)             there have been no disputes or any Legal Proceedings of any nature, raised by any Governmental Entity or any other party in writing, pending or, to the Knowledge of the Company, threatened against any of the Company, any WOFE or any VIE that: (i) challenge the validity or enforceability of any part or all of the VIE Contracts taken as whole, (ii) challenge the VIE structure or the ownership structure as set forth in the VIE Contracts and described in the SEC Documents, or (iii) claim any ownership, share, equity or interest in any VIE, or claim any compensation for not being granted any ownership, share, equity or interest in any VIE; and

(f)             except as reflected or otherwise reserved against on the Financial Statements, neither the Company nor any of its Subsidiaries are subject to any liabilities or obligations in connection with any liquidation, dissolution, deregistration or similar corporate event involving any PRC Subsidiary.

Section 4.10            Absence of Certain Changes. Since December 31, 2021, (a) except as expressly contemplated by this Agreement or for COVID-19 Measures, each Group Company has conducted, in all material respects, their businesses in the ordinary course of business consistent with past practice, (b) there has not been any occurrence of a Material Adverse Effect, and (c) the Company and its Subsidiaries have not taken any action that, if taken after the date of this Agreement without the prior written consent of Parent would constitute a breach of Section 6.01, other than a breach of Sections 6.01(i), 6.01(ii)(A), 6.01(ii)(C), 6.01(iii), 6.01(xi), 6.01(xvi), 6.01(xvii) or 6.01(xviii).

Section 4.11            Litigation. There is no Legal Proceeding pending against (or threatened in writing against or naming as a defendant thereto), the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any outstanding Order which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

Section 4.12            Real Property; Personal Property.

(a)            Neither the Company nor any of the Subsidiaries own any real property. The Company and/or one or more of the Subsidiaries, as applicable, enjoys peaceful and undisturbed possession of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary, in each case free and clear of all Liens other than Permitted Liens.

(b)            Except as would not constitute, individually or in the aggregate, a Material Adverse Effect, each of the Group Companies has good title to, or a valid leasehold interest in, or with respect to licensed assets, a valid license to use, the tangible personal assets and properties used or held for use by it in connection with the conduct of its business as conducted on the date of this Agreement, free and clear of all Liens other than Permitted Liens.

Section 4.13            Taxes.

(a)            All income and other material Tax returns, reports, declarations, claim for refunds, information disclosures and similar statements filed or required to be filed by or on behalf of the Group Companies, including any schedules or attachments thereto, and including any amendments thereof (collectively, the “Tax Returns”) have been timely filed (taking into account any automatic or properly obtained and valid extension of time within which to file).

(b)            The Tax Returns were prepared in accordance with applicable Law and, as of the times of filing, were true, correct and complete in all material respects.

(c)            The Group Companies have timely paid all material Taxes (whether or not shown on the Tax Returns) that are otherwise due and owing, other than Taxes that are being contested in good faith, and that have been adequately reserved against in all material respects in accordance with U.S. GAAP in the Financial Statements.

(d)            There are no pending material Tax audits, proceedings or claims in respect of any Group Company or any material Tax audits, proceedings or claims threatened in writing delivered to any Group Company or their respective directors or officers, nor are there any other Legal Proceedings (with respect to investigations, to the Knowledge of the Company) pending with regard to any material Taxes of any Group Company.

(e)            There are no Liens with respect to any material Taxes against the assets of any Group Company other than Permitted Liens.

(f)             Each Group Company has withheld and collected all material amounts required by Law to be withheld or collected, including sales and use Taxes and material amounts required to be withheld for Taxes of employees, independent contractors, creditors, stockholders or other third parties, and, to the extent required, have timely paid over such amounts to the proper Governmental Entities.

(g)            None of the Group Companies has entered into any “closing agreement” under Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), or any other agreement with a Governmental Entity in respect of material Taxes that remains in effect, including an agreement to waive or extend the statute of limitations with respect to any material Taxes or material Tax Returns, and no request for a ruling, relief, advice, or any other item that relates to income or other material Taxes or income or other material Tax Returns of any Group Company is currently pending with any Governmental Entity, and no such ruling, relief or advice has been obtained.

(h)             None of the Group Companies has agreed to waive or extend the statute of limitations with respect to any material Taxes or material Tax Returns, which waiver or extension remains in effect.

(i)              None of the Group Companies participates or has “participated” in any “listed transaction” as defined under Treasury Regulations Section 1.6011-4 or any tax shelter transaction in any other jurisdiction.

(j)              None of the Group Companies will be required to include any material item of income in (or exclude any material item of deduction from) taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (i) any gain recognition agreement as described in Treasury Regulations Section 1.367(a)-8 entered into prior to the Closing Date, (ii) a change of accounting method made or occurring prior to the Closing, (iii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iv) a prepaid amount received, or paid, prior to the Closing, (v) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed prior to the Closing Date or (vi) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar state, local or non-U.S. Law) existing prior to the Closing Date.

(k)             The Group Companies (i) have never been a member of an affiliated group filing a consolidated, joint, unitary or combined Tax Return (other than an affiliated group the common parent of which is a Group Company), (ii) are not a party to and have no obligation under any Tax sharing, Tax indemnification, or Tax allocation agreement or similar contract or arrangement (other than commercial agreements entered into in the ordinary course or business, the principal purpose of which is not related to Taxes), and (iii) do not have any liability for the Taxes of any Person, which is not a Group Company, under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor.

(l)              None of the Group Companies have (i) deferred any material Taxes (including the employee portion of any material payroll taxes), or (ii) claimed any material Tax credit, in each case pursuant to any COVID-19 Measure.

(m)            No Group Company has any permanent establishment (within the meaning of an applicable income tax treaty) under the Laws of any jurisdiction other than the jurisdiction in which it has been formed or incorporated.

(n)             Each Group Company has materially complied with all intra-group transfer pricing Tax rules applicable to such Group Company.

(o)            Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 4.13 and in Section 4.15 constitute the only representations and warranties of the Company with respect to Tax matters.

Section 4.14            Compliance with Laws; Permits.

(a)             Each Group Company, including each of its directors, officers or employees, and to the Knowledge of the Company, each of the agents, representatives, consultants or any other Persons acting for or on behalf of the Group Companies, have complied with all applicable Anti-Corruption Laws, Anti-Money Laundering Laws, and Sanctions.

(b)            None of the Group Companies, including their respective directors, officers or employees, or to the Knowledge of the Company, their respective agents or other Persons acting for or on behalf of the Group Companies: (i) in connection with the operations or dealings of the Group Companies has offered, promised, provided, or authorized the provision of any money or anything of value, directly or indirectly, to any Government Official or any other Person to influence official action or secure an improper commercial advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer; (ii) in connection with the operations or dealings of the Group Companies has otherwise violated any Anti-Corruption Law; or (iii) is a Sanctioned Person or has engaged in, or is now engaged in, any dealings or transactions with or for the benefit of any Sanctioned Person, or has otherwise violated Sanctions; and no Legal Proceedings relating to any actual or alleged violation by any Group Company of applicable Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions is pending or, to the Knowledge of the Company, threatened.

(c)            None of the individuals who serves as a director or officer of each Group Company is a Government Official.

(d)            The Group Companies have maintained complete and accurate books and records in accordance with the Anti-Corruption Laws and U.S. GAAP. The Group Companies have in place and has adhered to policies and procedures reasonably designed to prevent their officers, directors, employees, shareholders, dealers and other agents or third parties acting on behalf of the Company from undertaking any activity, practice or conduct relating to the business of the Group Companies that would constitute a violation of the Anti-Corruption Laws or Anti-Money Laundering Laws.

(e)            No Government Official or Governmental Entity presently owns an interest, whether directly or indirectly, in any Group Company or has any legal or beneficial interest in any Group Company or to payments made by Parent and/or Merger Sub hereunder.

(f)             Except as would not constitute, individually or in the aggregate, a Material Adverse Effect, (i) the Group Companies hold all Permits necessary for the conduct of their respective businesses as conducted as of the date of this Agreement, (ii) such Permits are in full force and effect, (iii) none of the Group Companies is in material violation of any applicable Permit granted to it or has received any written notice of any such violation, and (iv) no Legal Proceeding is pending by any Governmental Entity to suspend, cancel, modify, terminate or revoke any such Permit.

(g)            Each of the Group Companies has complied and is in compliance with all Laws which affect the business, properties or assets of the Group Companies, and no written notice has been received by any Group Company or, to the Company’s Knowledge, threatened against any Group Company alleging any non-compliance with any such Laws, except in each case above for such non-compliance that, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect.

Section 4.15            Labor and Employment Matters.

(a)            As of the date of this Agreement, (i) no employees of any Group Company have been covered by a collective bargaining agreement, and, to the Knowledge of the Company, there have been no labor unions or other organizations representing or purporting to represent any employee of any Group Company, (ii) there are no organizing activities involving any Group Company pending with any labor organization or group of employees of any Group Company, (iii) no collective bargaining agreement is being negotiated by any Group Company, and (iv) there is no strike, lockout, slowdown, work stoppage or threat thereof against any Group Company pending.

(b)            Set forth in Section 4.15(b) of the Disclosure Schedule is a complete and correct list as of the date of this Agreement of each Benefit Plan (as defined herein). “Benefit Plan” means any material stock option, stock purchase, severance, retention, employment, consulting, change-in-control, deferred compensation, profit sharing, health, life insurance, cafeteria, flexibility spending, dependent care, fringe benefit, paid time off, disability, termination, retirement, pension, or supplemental retirement agreement, program, policy or arrangement, and each material bonus, incentive, vacation or other material written employee benefit plan, agreement, program, policy or arrangement, in each case which is maintained or sponsored by the Group Companies or with respect to which the Group Companies is obligated to make any contributions or pursuant to which the Group Companies has any liability, direct or indirect or otherwise, on behalf of current or former employees, directors or consultants of the Group Companies. For the avoidance of doubt, “Benefit Plans” shall not include (i) any such agreement with respect to any former employee of the Group Companies if, as of the date of this Agreement any Group Company has no further obligations under such agreement, and (ii) any statutory plan or arrangement with respect to which the Group Companies are obligated to make contributions or comply with under applicable Law.

(c)            With respect to each Benefit Plan, the Company has delivered or made available to Parent (i) a complete and correct copy of such plan (provided that for any employment agreements that are standard form agreements, the form, rather than each individual agreement, has been delivered or made available to Parent) and all amendments thereto, (ii) any material, non-routine notices to or from any Governmental Entity relating to any compliance issues.

(d)            Each Company Equity Plan has been established, operated and maintained in all material respects in accordance with its terms and in compliance with applicable Law.

(e)            None of the Group Companies or their ERISA Affiliates is or has ever been the sponsor of, makes or has ever made contributions to, is obligated to make or was ever obligated to make contributions to or otherwise has any liability, contingent or otherwise, with respect to (i) a “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA or a plan that is or was subject to Title IV or ERISA or Section 412 of the Code, (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210, 4063 or 4064 of ERISA or (iii) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

(f)             There are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the Knowledge of the Company, threatened in writing, with respect to any Benefit Plan, other than any such actions, suits or claims that would not constitute, individually or in the aggregate, a Material Adverse Effect.

(g)            Except as otherwise provided in this Agreement regarding Company Options, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby (either alone or in conjunction with any other event) will: (i) increase any compensation or benefits otherwise payable under any Benefit Plan; (ii) result in any acceleration of the time of payment or vesting of any compensation or benefits under any Benefit Plan; (iii) result in any payment (whether severance pay or otherwise) or benefit becoming due to, or with respect to, any current or former employee, officer, director or consultant of the Group Companies; or (iv) cause, directly or indirectly, any Group Company to transfer or set aside assets to fund any benefits under any Benefit Plan on or following the Closing.

(h)            Except as would not, individually or in the aggregate, reasonably be expected to result in material liability to the Group Companies taken as a whole, there has been no written communication to any Person that would guarantee any retiree medical, health or life insurance or other retiree welfare benefits, except to the extent required by applicable Law.

(i)              Except as would not, individually or in the aggregate, constitute a Material Adverse Effect, none of the Group Companies has violated any Law regarding the terms and conditions of employment of employees, former employees or prospective employees or other labor related matters, including Law relating to discrimination, working hours, employee benefits, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees.

(j)              Except as would not individually or in the aggregate constitute a Material Adverse Effect, (i) each of the Group Companies incorporated in the PRC has entered into written labor Contracts with all of its employees, and (ii) all Contracts relating to the employment of the employees of each Group Company are in compliance with all applicable Laws.

(k)             Except as would not individually or in the aggregate constitute a Material Adverse Effect, each of the Group Companies incorporated in the PRC (i) is in compliance in all material respects with any applicable Laws relating to its provision of any form of social insurance (including medical care insurance, occupational injury insurance, unemployment insurance, maternity insurance and pension benefits) and housing fund contributions (collectively, “Social Insurance”), and (ii) has made full contribution and payment of the Social Insurance for all of its respective employees in compliance with all applicable Laws.

Section 4.16            Contracts.

(a)             Section 4.16(a) of the Disclosure Schedule sets out each Contract in effect as of the date of this Agreement to which any Group Company is a party or is otherwise bound that is of a type described below:

(i)              any Contract (x) relating to Indebtedness for borrowed money (other than intercompany Indebtedness) or a standby letter of credit or similar facility, or a capitalized lease (determined in accordance with U.S. GAAP) in excess of US$70,000, or (y) pursuant to which any Group Company is a guarantor of any Indebtedness for borrowed money in excess of US$70,000;

(ii)             any Contract (x) granting to any Person a right of first refusal, right of first offer or similar preferential right to purchase any Group Company’s capital stock or assets or (y) except in the ordinary course of business consistent with past practice, (A) obligating any Group Company to sell to any Person any capital stock or assets with a value of greater than US$70,000 or (B) pursuant to which any Group Company sold to any Person any capital stock or assets with a value of greater than US$70,000 and continues to have any ongoing obligations;

(iii)            any Contract limiting, restricting or prohibiting any Group Company from conducting business activities anywhere in the PRC or elsewhere in the world;

(iv)           any Contract with respect to any partnership entity or other joint venture entity in which any Group Company has an ownership interest (other than a Contract solely between a Group Company, on the one hand, and one or more Group Companies, on the other hand);

(v)            any Contract pursuant to which any Group Company (x) has an option, right or obligation to purchase any other business or material portion of a business on an ongoing basis (including by purchasing the assets or capital stock of another Person) in each case with a value of greater than US$70,000 or (y) purchased any such business or material portion of a business with a value of greater than US$70,000 and continues to have any ongoing obligations;

(vi)           without limitation of clause Section 6.01(v), any Contract that obligates any Group Company to make any earn-out payments based on future performance of an acquired business or assets;

(vii)          any Contract that (x) obligates any Group Company to make a loan or capital contribution to, or investment in excess of US$70,000 in, any Person other than loans to any Group Company and advances to employees in the ordinary course of business consistent with past practice or (y) obligates any Group Company to provide indemnification or a guarantee that would reasonably be expected to result in payments in excess of US$70,000;

(viii)         any Real Property Lease for which annual base rental payments exceed US$70,000;

(ix)            any Contract relating to the purchase or sale of materials, supplies, equipment, goods or services, pursuant to which any Group Company is required to pay to any Person, or any Person is required to pay to any Group Company, an aggregate amount in excess of US$70,000 per annum, except for Contracts that may be terminated by any party thereto upon notice of ninety (90) calendar days or less;

(x)             any Contract pursuant to which any Group Company (x) receives a license or other right to Intellectual Property from any other Person, pursuant to which any Group Company is required to pay to any Person an aggregate amount in excess of US$70,000 per annum, except for Contracts that may be terminated by any party thereto upon notice of ninety (90) calendar days or less or (y) grants an exclusive license or other exclusive rights to any material Intellectual Property owned by the Company or any of its Subsidiaries to any other Person;

(xi)            any Contract which (x) provides the Company with effective control over any Subsidiary in respect of which it does not, directly or indirectly, own a majority of the equity interests (each, an “Operating Subsidiary”), (y) provides any Group Company the right or option to purchase the equity interests in any Operating Subsidiary or (z) transfers economic benefits from any Operating Subsidiary to any other Group Company;

(xii)           any Contract with any Governmental Entity; and

(xiii)         any Contract which commits any Group Company to enter into any of the foregoing.

(xiv)          As used in this Agreement, the term “Material Contracts” means, collectively, (x) the Contracts referred to in clauses (i) through (xiii) above and (y) each other Contract (including all amendments thereto) that (A) has been filed as a “material contract” by the Company with the SEC as an exhibit to the SEC Documents as of the date of this Agreement pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act and (B) remains in effect as of the date of this Agreement.

(b)            With respect to each Material Contract to which any Group Company is a party or is otherwise bound by, (i) none of the Group Companies has breached, or is in default under, nor has any of them received written notice of breach or default under (or of any condition which with the passage of time or the giving of notice would cause a breach or default under), such Material Contract, (ii) to the Knowledge of the Company, no other party to such Material Contract has breached or is in default of any of its obligations thereunder, and (iii) such Material Contract is in full force and effect and is the valid and binding obligation of the Group Company which is a party thereto and, to the Knowledge of the Company, each other party thereto, except in the case of clauses (i), (ii) and (iii) for such breaches, defaults or failures to be in full force and effect or the valid and binding obligation of any party or parties thereto that would not constitute, individually or in the aggregate, a Material Adverse Effect. The Company has delivered or made available to Parent true and complete copies of all Material Contracts (including all amendments thereto) in effect as of the date of this Agreement.

Section 4.17            Intellectual Property.

(a)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries own or possess adequate licenses or other rights to use (in each case, free and clear of any Liens other than Permitted Liens), all Intellectual Property necessary to conduct the business of the Company or its Subsidiaries as currently conducted.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, (i) the use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Company or its Subsidiaries does not infringe upon or misappropriate the Intellectual Property rights of any Person and is in compliance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use such Intellectual Property, (ii) neither the Company nor any of its Subsidiaries has received any written notice of, and to the Knowledge of the Company, there is no threatened, assertion or claim that it, or the business or activities of the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services), is infringing upon or misappropriating any Intellectual Property right of any Person, and (iii) to the Knowledge of the Company, no Person is currently infringing or misappropriating any Intellectual Property owned by the Company or any of its Subsidiaries.

(c)            With respect to each material Intellectual Property owned by the Company or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or its Subsidiary (as appropriate) is the owner of the right, title and interest in and to such Intellectual Property, and is entitled to use such Intellectual Property in the continued operation of its respective business.

(d)            With respect to each material Intellectual Property licensed to the Company or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or such Subsidiary (as appropriate) has the right to use such Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Intellectual Property, and (ii) as of the date of this Agreement, to the Knowledge of the Company, no party to any license of such Intellectual Property is in material breach thereof or default thereunder.

Section 4.18            Insurance. The Company has made available to Parent prior to the date hereof a complete and correct list as of the date of this Agreement of all insurance policies (by policy number and insurer) covering any Group Company, including self-insurance, held by the Group Companies, and any other Person (the “Insurance Policies”). Each of the Group Companies maintains insurance coverage against such risks and in such amounts as the Company believes to be customary for companies of similar size, in its geographic regions and in the respective businesses in which it operates. Except as would not constitute, individually or in the aggregate, a Material Adverse Effect, (a) the Group Companies, and to the Knowledge of the Company any other party to the Insurance Policies acquired by or on behalf of any Group Company, are in compliance with the terms and provisions of the Insurance Policies and all premiums due and payable with respect thereto have been paid, (b) none of the Group Companies, and to the Knowledge of the Company, no other Person, has received a written notice of cancellation or termination of any Insurance Policy, other than such notices which are received in the ordinary course of business, and (c) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any Group Company thereunder.

Section 4.19           Affiliate Transactions. There are no agreements, arrangements or understandings between the Group Companies, on the one hand, and any officer, director, shareholder who, to the Knowledge of the Company, owns ten percent (10%) or more of any class or series of the Company’s share capital, or Affiliate of the Company (other than the Subsidiaries), on the other hand, that has not been disclosed in the SEC Documents and are of the type that would be required to be disclosed under Item 7.B. of Form 20-F under the Exchange Act.

Section 4.20           Information in the Proxy Statements. None of the information supplied or to be supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Proxy Statement will, at the date it is first mailed to the shareholders of the Company, at the time of the Shareholders Meeting, and at the time the Schedule 13E-3 is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. The representations and warranties contained in this Section 4.20 will not apply to statements or omissions included in the Schedule 13E-3 or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.21            Opinion of Financial Advisors. The Special Committee has received the written opinion of the Special Committee Financial Advisor, dated the date of this Agreement, to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration and the Per ADS Merger Consideration, as applicable, is fair from a financial point of view, to holders of Shares (other than the Excluded Shares and the Dissenting Shares) and ADSs (other than ADSs representing the Excluded Shares). The Special Committee Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

Section 4.22            Brokers; Expenses. Other than the Special Committee Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.23            Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti−takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the Companies Act (each, a “Takeover Statute”) does not, and will not, apply to this Agreement or the Transactions.

Section 4.24            No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, or with respect to any other information (including documentation, forecasts or other information with respect to any one or more of the foregoing) provided to Parent, Merger Sub or any of their respective Affiliates or Representatives in connection with the Transactions. The Company hereby disclaims any other express or implied representations or warranties. The Company is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking information or statements of the Company or any of its Subsidiaries. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub, their respective Affiliates or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives or any other Person, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV or otherwise expressly subject to undertakings and/or warranties by the Company under this Agreement, other than for fraud in connection therewith.

Article V

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 5.01            Organization and Qualification; Subsidiaries. Each of Parent and Merger Sub (i) is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions where the failure to be so qualified or licensed or to be in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Transactions.

Section 5.02            Merger Sub. As of the date of this Agreement, the authorized share capital of Merger Sub is US$50,000 divided into 50,000 shares of a par value of US$1.00 each, of which one (1) is validly issued and outstanding, which share is duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent, free and clear of any Lien other than any restrictions imposed by applicable Laws. Merger Sub was formed solely for the purpose of engaging in the Transactions, and has engaged in no other business activities and has conducted its operations only as contemplated hereby. Except for obligations or liabilities incurred in connection with its formation or relating to the transactions contemplated hereby or as contemplated under the Buyer Consortium Documents, neither Parent nor Merger Sub has incurred and will, prior to the Effective Time, incur, directly or indirectly, any obligations or liabilities.

Section 5.03            Authorization; Validity of Agreement; Parent Action. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, the execution and delivery of the Plan of Merger by Merger Sub, and the consummation by it of the Merger and the other Transactions, have been duly and validly authorized by all necessary corporate actions, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by each of Parent and Merger Sub of this Agreement and the Plan of Merger, and the consummation by it of the Transactions, subject, in the case of the Merger, to the filing of the Plan of Merger and other documents required by the Companies Act with the Registrar of Companies. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions.

Section 5.04            Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by each of Parent or Merger Sub and delivery of the Plan of Merger by Merger Sub, the consummation by each of Parent or Merger Sub of the Merger or any of the Transaction or compliance by each of Parent or Merger Sub with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the memorandum and articles of association of either Parent or Merger Sub; (b) require any filing by either Parent or Merger Sub with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, except for (i) compliance with any applicable requirements of the Securities Act and the Exchange Act; (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Act; (iii) such filings with the SEC as may be required to be made by either Parent or Merger Sub in connection with this Agreement and the Merger, including the filing of the Schedule 13E-3, which shall incorporate by reference the Proxy Statement, and the filing of one or more amendments to the Schedule 13E-3 to respond to comments of the SEC, if any, on the Schedule 13E-3; (iv) such filings as may be required under the rules and regulations of Nasdaq in connection with this Agreement or the Merger; and (v) such filings as may be required in connection with state and local transfer Taxes); (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party; or (d) violate any Order or Law applicable to Parent, Merger Sub or any of their respective properties, assets or operations; except in each of clauses (b), (c) or (d) where (A) any failure to obtain such permits, authorizations, consents or approvals; (B) any failure to make such filings; or (C) any such modifications, violations, rights, impositions, breaches or defaults, individually or in the aggregate, has not had and would not reasonably be expected to prevent, materially delay or materially impede or impair the ability of each of Parent and Merger Sub to consummate the Merger and the other Transactions. Merger Sub has not created any fixed or floating security interests that are outstanding as of the date of this Agreement.

Section 5.05            Available Funds and Financing.

(a)            Parent has delivered to the Company a true and complete copy of (i) the executed Equity Commitment Letter (the “Equity Commitment Letter”) pursuant to which certain sponsor has committed to purchase, or cause the purchase of, for cash, subject to terms and conditions thereof, equity securities of Parent, up to the aggregate amount set forth therein (the “Equity Financing”), and (ii) the executed Support Agreement. The proceeds of the Equity Financing shall be used to finance the consummation of the Transactions.

(b)            As of the date hereof, (i) each of the Equity Commitment Letter and the Support Agreements, in the form so delivered (except for any such amendment or modification as permitted in accordance with Section 7.04(b)), is in full force and effect and is legal, valid and binding obligations of Parent(subject to the Enforceability Exceptions) and, to the Knowledge of Parent, the other party thereto (subject to the Enforceability Exceptions), (ii) none of the Equity Commitment Letter or Support Agreements has been amended or modified and no such amendment or modification is contemplated (except for any such amendment or modification as permitted in accordance with Section 7.04(b)), and (iii) the commitments contained in the Equity Commitment Letter or Support Agreements have not been withdrawn or rescinded in any material respect and no such withdrawal or rescission is contemplated (except for any such withdrawal or rescission or contemplated withdrawal or rescission as permitted in accordance with Section 7.04(b)). There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. As of the date hereof, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or, to the Knowledge of Parent, the other party thereunder, under the Equity Commitment Letter or the Support Agreements. Assuming the satisfaction of the conditions set forth in Section 8.01 and Section 8.02 hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Commitment Letter or that any of the conditions of the Equity Financing will not be satisfied or that the Equity Financing will not be available to Parent or Merger Sub at the time required to consummate the Transactions.

(c)            Parent and Merger Sub hereby acknowledge and agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Equity Financing and reaffirm their obligation to consummate the Transactions hereby in accordance with the terms herein, irrespective and independent of the availability of the Equity Financing.

(d)            Assuming the Equity Financing is funded in according with the Equity Commitment Letter and the transactions contemplated by the Support Agreements are consummated in accordance with the terms therein and after taking into account cash on hand of Parent, Merger Sub, the Company and its Subsidiaries, available lines of credit and other sources of immediately available funds available to Parent and Merger Sub, Parent and Merger Sub will have at and after the Closing funds sufficient for Merger Sub and the Surviving Company to pay (A) the Merger Consideration and (B) any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith.

Section 5.06            Proxy Statement(a). None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) the Schedule 13E-3, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Shareholders Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 5.06 will not apply to statements or omissions included or incorporated by reference in the Schedule 13E-3 or the Proxy Statement to the extent based upon information supplied by or on behalf of the Company.

Section 5.07            Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby and by the Transaction Documents with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth herein, immediately after giving effect to all of the Transactions, including the payment of the Merger Consideration and the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the payment of all related fees and expenses, the Surviving Company will be solvent as of the Effective Time and immediately after the Effective Time.

Section 5.08            Absence of Litigation. There is no claim, action, suit, arbitration, investigation, alternative dispute resolution action or any other judicial or administrative proceeding, in Law or equity (each, a “Legal Proceeding”) pending (or to Parent’s Knowledge, threatened) against Parent or Merger Sub that would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Transactions. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order which has had or would reasonably be expected to, individually or in the aggregate, prevent or materially impair or delay the consummation of the Merger.

Section 5.09            Ownership of Company Shares (a). As of the date hereof, other than the Covered Securities (as defined in the Support Agreement) of each Rollover Shareholder as disclosed in the Support Agreement and except for the transactions contemplated herein, neither Parent, Merger Sub nor any Rollover Shareholder beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants, or other rights to acquire Shares or other securities of, or any economic interest (through derivative securities or otherwise) in the Company.

Section 5.10            Limited Guarantee. Concurrently with the execution of this Agreement, Parent has caused the Guarantor to deliver to the Company a duly executed Limited Guarantee. The Limited Guarantee is in full force and effect and constitutes a legal, valid, binding and specifically enforceable obligation of the Guarantor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 5.11            Brokers; Expenses. No broker, investment banker, financial advisor or other Person is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Parent, Merger Sub, any of their Subsidiaries or the Rollover Shareholders, and the Company has no liability whatsoever for any of such fee or commission prior to the Effective Time.

Section 5.12            Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. Each of Parent and Merger Sub has conducted its own independent investigation, review and analysis of the business, operations, assets, Intellectual Property, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Parent and Merger Sub has been provided access to personnel, properties, premises and records of the Company and its Subsidiaries for such purposes. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV of this Agreement, (a) the Company does not make (and has not made) any representations or warranties relating to itself or its business or otherwise in connection with the Transactions, and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement; (b) no Person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party; (c) any estimates, projections, predictions, forecasts, plans, budgets, assumptions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties; and (d) there are uncertainties inherent in attempting to make the estimates, projections, predictions, forecasts, plans, budgets and assumptions referred to in clause (c) and Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of such estimates, projections, predictions, forecasts, plans, budgets and assumptions so furnished to them (including the reasonableness of the assumptions underlying such information), and that neither Parent nor Merger Sub is relying on any estimates, projections, predictions, forecasts, plans, budgets or assumptions, data, memoranda or presentations furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub may hold any such Person liable with respect thereto, other than for fraud in connection therewith. Neither the Company nor any of its Subsidiaries, nor any other Person, will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to any of Parent, Merger Sub or any other Person, resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any other Person, or the use by Parent, Merger Sub or any other Person, of any such information provided or made available to any of them by any of the Company, any of its Subsidiaries or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to any of Parent, Merger Sub or any other Person, in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the Transaction, unless any such materials or information is the subject of an express representation or warranty set forth in Article IV of this Agreement or otherwise expressly subject to undertakings and/or warranties by the Company under this Agreement, other than for fraud in connection therewith.

Section 5.13             No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V or otherwise expressly subject to undertakings and/or warranties by Parent or Merger Sub under this Agreement, none of Parent, Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent, Merger Sub or with respect to any other information provided to the Company in connection with the Transactions. Parent and Merger Sub hereby disclaim any other express or implied representations or warranties.

Section 5.14             Buyer Group Contracts. As of the date hereof, other than this Agreement, the Confidentiality Agreements, and the Buyer Consortium Documents, there are no side letters, agreements, arrangements or understandings (whether oral or written) to which any of Parent, Merger Sub, Rollover Shareholders, the Guarantor or any of their Affiliates (excluding the Company and its Subsidiaries) is a party and (i) to which any directors, officers, employees or shareholders of the Company or any Subsidiary of the Company (excluding the Rollover Shareholders and their Affiliates) is also a party and which relates in any way to the Transactions (other than any agreements, arrangements or understandings entered into after the date hereof that solely relate to matters as of or following the Effective Time and do not in any way affect the securities of the Company outstanding prior to the Effective Time); (ii) pursuant to which any management member, director or shareholder of the Company would be entitled to receive consideration in respect of Company Equity Interests of a different amount or nature than the consideration that is provided in this Agreement; (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal; or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Transactions.

Article VI

Conduct of Business Pending the Merger

Section 6.01            Conduct of Business by the Company Pending the Closing. Except (a) as expressly contemplated by this Agreement, (b) as required by applicable Law (including for this purpose any COVID-19 Measures), or (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier of (i) the Effective Time and (ii) the termination of this Agreement pursuant to Section 9.01, the Company (x) shall, and shall cause its Subsidiaries to, conduct its business in the ordinary course of business and use commercially reasonable efforts to preserve its business organization intact, and maintain its existing relations and goodwill with customers, suppliers and creditors, (y) shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to keep available the services of their current officers and key employees, and (z) shall not, and shall cause its Subsidiaries not to:

(i)            amend its memorandum and articles of association or equivalent organizational documents, except in the case of any of the Company’s Subsidiaries only, for any such amendment which is not material to the business of the Company and its Subsidiaries, taken as a whole;

(ii)            (A) split, combine, subdivide or reclassify any shares of capital stock or any other equity securities or ownership interests of the Company or any of its Subsidiaries; (B) declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of the Company or any of its Subsidiaries or other equity securities or ownership interests in the Company or any of its Subsidiaries, except for the declaration and payment of dividends or other distributions (x) pursuant to the previously announced dividend policy or dividend declared prior to the date hereof or (y) by the Company’s wholly-owned Subsidiaries to the Company or to another wholly-owned Subsidiary of the Company; and (C) except as required by the Company Equity Plans and in accordance with their respective terms as in effect on the date hereof, redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any Company Equity Interests, except from holders of Company Options in full or partial payment of any purchase price and any applicable Taxes payable by such holder upon the lapse of restrictions on, or exercise, settlement or vesting of the Company Options;

(iii)            except for (A) issuances by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary thereof, (B) the transfer or other disposition of securities solely between or among the Company and its wholly-owned Subsidiaries or (C) issuances as a result of the exercise of the Company Options in each case in accordance with their respective terms as in effect on the date hereof, issue, sell, pledge, dispose, encumber or grant any Shares or any of the Company’s Subsidiaries’ capital stock, or any options, warrants, convertible securities or other rights of any kind to acquire any Shares or any of the Company’s Subsidiaries’ capital stock or other equity interests;

(iv)            acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets, or otherwise), directly or indirectly, any assets, property, securities, interests or businesses at a total consideration in excess of US$150,000 in the aggregate, in each case other than pursuant to existing Contracts or in the ordinary course of business;

(v)            sell, pledge, lease, assign, license or otherwise transfer, dispose of or encumber or create or incur any Lien (other than a Permitted Lien) on any property or assets of the Company or any of its Subsidiaries, except (A) increased obligations under existing Liens resulting from Indebtedness incurred in accordance with Section 6.01(vi), (B) with respect to property or assets with a value of less than US$150,000 in the aggregate, or (C) in the ordinary course of business.

(vi)            incur, create, assume, refinance or replace any Indebtedness for borrowed money or issue or amend or modify the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly-owned Subsidiary of the Company), in each case not in the ordinary course of business, except (A) Indebtedness incurred under the Company’s or its Subsidiaries’ existing credit facilities as in effect on the date hereof, or (B) the refinancing of any existing Indebtedness of the Company or any of its Subsidiaries to the extent that (x) the material terms and conditions of any newly incurred Indebtedness are reasonable market terms, and (y) the aggregate principal amount of such Indebtedness is not increased as a result of such refinancing;

(vii)           make any material loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants) or enter into any “keep well” or similar agreement to maintain the financial condition of another entity, in each case, other than in the ordinary course of business or by the Company or a wholly-owned Subsidiary thereof to the Company or a wholly-owned Subsidiary thereof;

(viii)          enter into, renew, materially modify or amend, terminate, or waive, release, compromise or assign any rights or claims under, any Material Contract (or any Contract that, if existing as of the date of this Agreement, would be a Material Contract), other than (A) in the ordinary course of business, (B) any termination or renewal in accordance with the terms of any existing Material Contract that occur automatically without any action by the Company or any of its Subsidiaries, or (C) as may be reasonably necessary to comply with the terms of this Agreement; provided, however, that to the extent that another sub-section of this Section 6.01 would permit the entry into of a Material Contract in a higher dollar threshold than in the definition of “Material Contract”, then this Section 6.01 shall not prevent the entry into of such Material Contract in such higher dollar threshold;

(ix)            without prejudice to Section 6.01(xiii) below, settle or compromise any legal action, suit or arbitration proceeding, in each case made or pending against the Company or any of its Subsidiaries, other than settlements (A) requiring the Company or its Subsidiaries to pay monetary damages not exceeding US$100,000 for any single action, suit or arbitration proceeding or series of related actions, suits or arbitration proceedings, (B) covered by existing insurance, and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(x)            (A) establish, adopt, enter into, materially amend or terminate any Benefit Plan or collective bargaining agreement, or any plan, program, policy, or arrangement that would be a Benefit Plan if in effect on the date of this Agreement, (B) materially increase the compensation, severance, perquisites or fringe benefits payable or to become payable to any current or former director, officer or employee of the Company or any of its Subsidiaries, other than such increases which are in the ordinary course of business consistent with past practice and in the aggregate do not exceed $80,000 (calculated as the aggregate incremental cost to the Group Companies resulting therefrom on a monthly basis), (C) pay any bonus or severance pay to any current or former director, officer or employee of the Company or any of its Subsidiaries other than in the ordinary course of business or in accordance with the terms of a Benefit Plan as in effect on the date hereof, (D) grant any stock options, stock appreciation rights, restricted shares, restricted stock units or equity-based compensatory awards, (E) accelerate the payment, right to payment or vesting of any compensation or benefits, including any Company Options, (F) take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan or any plan, program, policy, practice or arrangement that would be a Benefit Plan if in effect on the date of this Agreement, (G) hire any Person whose target annual compensation is expected to exceed US$100,000 or (H) terminate the employment of any Person whose target annual compensation is expected to exceed US$100,000, other than a termination by the Company or any of its Subsidiaries for cause; except, in the case of each of clauses (A) through (H), as required by applicable Law or required by any Benefit Plan;

(xi)            enter into any new line of business that is material to the Company and its Subsidiaries taken as a whole;

(xii)           make any material change to its methods of accounting in effect at December 31, 2021, except as required by a change in U.S. GAAP (or any interpretation thereof) or in applicable Law, or make any change, other than in the ordinary course of business, with respect to accounting policies, unless required by U.S. GAAP or a competent Governmental Entity;

(xiii)          except in the ordinary course of business, (A) make, change or revoke any material Tax election, (B) amend any income or other material Tax Return, (C) enter into any “closing agreement” under Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) with respect to Taxes, (D) knowingly surrender any right to claim a refund of a material amount of Taxes, (E) settle or finally resolve any audit, proceeding or controversy with respect to a material amount of Taxes, (F) change any method of Tax accounting, (G) consent to any extension or waiver of the limitation period applicable to any material Taxes;

(xiv)          adopt a plan of merger, complete or partial liquidation or dissolution or resolutions providing for or authorizing such merger, liquidation or dissolution, or a consolidation, recapitalization or bankruptcy reorganization of the Company or any of its Subsidiaries;

(xv)           make or incur any capital expenditures (or any obligations or liabilities in respect thereof), other than any capital expenditures (or obligations or liabilities in respect thereof) in an amount not to exceed US$150,000 in the aggregate;

(xvi)          transfer or license from any Person any rights to any Intellectual Property that is material to the business of the Group Companies, taken as a whole, or transfer or grant an exclusive license to any Person any rights to any Company IP Rights, in each case not in the ordinary course of business;

(xvii)         abandon, fail to maintain or allow to lapse, including by failure to pay the required fees in any jurisdiction, or disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Company IP Rights or develop, create or invent any material Intellectual Property jointly with any third party;

(xviii)        fail to keep in force insurance policies that provide insurance coverage with respect to the assets, operations and activities of the Company or any of its Subsidiaries as are currently in effect and are material to the Group Companies, taken as a whole; or

(xix)          agree, resolve or authorize or commit to do any of the foregoing.

Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its respective Subsidiaries’ operations

Section 6.02            Non-Solicit; Change in Recommendation.

(a)            Except as expressly permitted by this Section 6.02, the Company shall and shall cause each of its Subsidiaries and their respective Representatives acting in such capacity (i) to immediately cease and cause to be terminated any and all existing solicitations, discussions or negotiations, if any, with any third party, its Representatives and its financing sources conducted prior to the date hereof with respect to or for the purpose of encouraging or facilitating any Competing Proposal, (ii) not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which it or any of its Subsidiaries is a party with respect to any Competing Proposal unless the Company releases or waives the corresponding provision in the Confidentiality Agreement, (iii) not to (A) solicit, initiate, knowingly encourage or knowingly take any action, in each case designed to induce the making of a Competing Proposal (including by way of furnishing nonpublic information with respect to, or affording access to the business, properties, assets, books, records, or any personnel of, the Company or any of its Subsidiaries), (B) engage in or continue any discussions or negotiations with the intent of encouraging or facilitating a Competing Proposal, or furnish to any other Person nonpublic information in connection with a Competing Proposal, (C) approve, endorse or recommend any Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement in principle or other written Contract contemplating or otherwise relating to a Competing Proposal (in each case, other than as permitted pursuant to Section 6.02), or (D) propose or agree to do any of the foregoing.

(b)            Notwithstanding anything to the contrary contained in Section 6.02(a), if, at any time on or after the date hereof and prior to obtaining the Shareholder Approval, the Company or any of its Representatives receives an unsolicited, bona fide written Competing Proposal from any Person or group of Persons, which Competing Proposal was made or renewed on or after the date hereof and did not arise or result from a breach of this Section 6.02, (i) the Company, the Special Committee and their respective Representatives may contact such Person or group of Persons solely to request clarification of the terms and conditions thereof, and (ii) if the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, determines in good faith, after consultation with an independent financial advisor and outside legal counsel, that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then the Company and its Representatives may (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that the Company shall provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives substantially concurrently or promptly after providing such information to such third party, and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal.

(c)            Except as expressly permitted by this Section 6.02(c), Section 6.02(d) or Section 6.02(e), neither the Company Board (acting upon recommendation of the Special Committee) nor the Special Committee shall (i) fail to recommend to its shareholders that the Shareholder Approval be given or fail to include the Company Board Recommendation in the Proxy Statement, (ii) change, qualify, withhold, withdraw or modify, in each case, in a manner adverse to Parent, the Company Board Recommendation, or take any other action or make any other public statement in connection with the Shareholder Meeting inconsistent with the Company Board Recommendation, (iii) fail to recommend against any Competing Proposal that is a tender offer or exchange offer (including by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a temporary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is evaluating a Competing Proposal shall not be deemed to be an Adverse Recommendation Change) within ten (10) Business Days following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such Competing Proposal (or such fewer number of days as remains prior to the Shareholder Meeting, as it may be adjourned), or (iv) adopt, approve or recommend, publicly propose to approve or recommend, a Competing Proposal, or publicly propose to enter into or cause or authorize the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement or other contract with respect to a Competing Proposal (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.02(b)) (each, an “Alternative Acquisition Agreement”) (any of the foregoing actions being referred to under (i) to (iv), an “Adverse Recommendation Change”).

(d)            Notwithstanding anything to the contrary herein, prior to the time the Shareholder Approval is obtained, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may (A) make an Adverse Recommendation Change with respect to a Competing Proposal that was not solicited in breach of this Section 6.02, and/or (B) authorize the Company to terminate this Agreement in accordance with Section 9.01(e) and enter into an Alternative Acquisition Agreement, if and only if, prior to taking such action, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee has determined in good faith, after consultation with an independent financial advisor and outside legal counsel, (x) that failure to make an Adverse Recommendation Change and/or authorize the Company to terminate this Agreement in accordance with Section 9.01(e) would or would be reasonably expected to violate the directors’ fiduciary duties under applicable Law, and (y) that such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments which may be offered by Parent pursuant to the following provisos; provided, that, prior to making an Adverse Recommendation Change in connection with the Competing Proposal of any Person and/or authorize the Company to terminate this Agreement in accordance with Section 9.01(e) (1) the Company shall have given Parent at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall specify in reasonable detail the reasons therefor and describe the material terms and conditions of the Superior Proposal that is the basis for such action (it being understood that such material terms shall include the identity of the third party making the Superior Proposal), (2) the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Competing Proposal to no longer constitute a Superior Proposal, and (3) following the end of such notice period, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee shall have considered in good faith any proposed revisions to this Agreement proposed in writing by Parent, and shall have determined in good faith, following consultation with an independent financial advisor and outside legal counsel, that the Competing Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect, and that failure to make an Adverse Recommendation Change would violate the directors’ fiduciary duties under applicable Law; provided, further, that in the event of any material change to the material terms of such Competing Proposal, such materially changed Competing Proposal shall be deemed a new Superior Proposal and the Company shall, in each case, be required to again comply with the requirements set forth in the preceding proviso, except that the notice period referred to in subclause (1) thereof shall be at least three (3) Business Days.

(e)            Notwithstanding anything to the contrary herein, prior to the time the Shareholder Approval is obtained, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee may make an Adverse Recommendation Change and/or terminate this Agreement (other than in response to a Superior Proposal, which shall be covered by the other provisions hereof) if and only if (i) a material development or change in circumstances that materially improves or would be reasonably likely to materially improve the financial condition, business or results of operation of the Company and its Subsidiaries, taken as a whole (and which change or development does not relate to a Competing Proposal) has occurred or arisen or first become known to the Special Committee after the date of this Agreement that was neither known to such party nor reasonably foreseeable as of the date of this Agreement (an “Intervening Event”), (ii) the Company Board has first reasonably determined in good faith, after consultation with an independent financial advisor and outside legal counsel, that failure to do so would reasonably be expected to violate the directors’ duties under applicable Law, (iii) five (5) Business Days shall have elapsed since the Company has given notice of such Adverse Recommendation Change or termination of this Agreement to Parent advising that it intends to take such action, specifying in reasonable detail the reasons therefor and describing in reasonable detail the Intervening Event, (iv) during such five (5) Business Day period, the Company has considered and, if reasonably requested by Parent, engaged in good faith discussions with Parent regarding, any adjustment or modification to the terms of this Agreement proposed by Parent, and (v) the Company Board (acting upon recommendation of the Special Committee) or the Special Committee, following such five (5) Business Day period, again reasonably determines in good faith, after consultation with an independent financial advisor and outside legal counsel and taking into account any adjustment or modification to the terms of this Agreement proposed by Parent, that failure to do so would reasonably be expected to violate the directors’ duties under applicable Law.

(f)             The Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after its receipt of any Competing Proposal or any written request for nonpublic information relating to the Company or any of its Subsidiaries in each case by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, a Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Parent. Such notice shall be in writing, and shall (i) specify in reasonable detail the identity of the Person making the Competing Proposal or request, and whether the Company has any intention to provide confidential information to such Person, and (ii) be accompanied with a copy of such written Competing Proposal or request. The Company shall also promptly, and in any event within forty-eight (48) hours, notify Parent, in writing, if it enters into discussions or negotiations concerning any Competing Proposal or provides nonpublic information to any person in accordance with this Section 6.02. In addition, following the date hereof, the Company shall keep Parent reasonably informed on a reasonably current basis of any material developments, discussions or negotiations regarding any Competing Proposal and upon the request of Parent shall apprise Parent of the status of such Competing Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits it from providing any information to Parent in accordance with this Section 6.02.

(g)            As used in this Agreement, “Competing Proposal” shall mean any proposal or offer from any Person (other than the Founder, Parent and Merger Sub) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of 20% or more of the outstanding Shares (including Shares represented by ADSs), (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the outstanding Shares (including Shares represented by ADSs), (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any Person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares (including Shares represented by ADSs) involved is 20% or more; in each case, other than the Transactions.

(h)            As used in this Agreement, “Superior Proposal” shall mean any bona fide written Competing Proposal that the Company Board (acting upon the recommendation of the Special Committee) has determined in good faith, after consultation with its independent financial advisors and outside legal counsel, and taking into account all such factors as the Special Committee considers appropriate, which may include the legal, regulatory, financial, timing and other aspects of the proposal and the Person making the proposal, is more favorable to the Company and its shareholders (other than holders of Excluded Shares) than the Transactions (taking into account, as the case may be, any revisions to the terms of this Agreement proposed by Parent in response to such proposal or otherwise) and is otherwise reasonably capable of being completed on the terms proposed; provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%” ; provided, further, that any such offer shall not be deemed to be a “Superior Proposal” if (A) the offer is conditional upon any due diligence review or investigation of the Company or any of its Subsidiaries, (B) any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the Person making such proposal and non-contingent, (C) the consummation of the transaction contemplated by such proposal is conditional upon the obtaining and/or funding of such financing, or (D) the transaction contemplated by such proposal is not reasonably capable of being completed on the terms proposed without unreasonable delay.

(i)             The Company shall not submit to the vote of its shareholders any Competing Proposal other than the Merger prior to the termination of this Agreement.

Section 6.03            Proxy Statement and Schedule 13E-3.

(a)            As soon as practicable following the date hereof, the Company shall prepare and cause to be filed with the SEC, with the cooperation and assistance of Parent and Merger Sub, the Proxy Statement. Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to ensure that the Proxy Statement and the Schedule 13E-3 comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Subject to Section 6.02, the Company shall include the Company Board Recommendation in the Proxy Statement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable and timely assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub and in any event within twenty-four (24) hours and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.02, in connection with any disclosure regarding an Adverse Recommendation Change, the Company shall not be required to provide Parent or Merger Sub with an opportunity to review or comment on (or include comments proposed by Parent or Merger Sub) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or another filing by the Company with the SEC, with respect to such disclosure.

(b)            Each of the Company, Parent and Merger Sub shall furnish all information concerning itself and its respective Affiliates that is required to be included in the Proxy Statement or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement, and each of the Company, Parent and Merger Sub shall promptly furnish all information concerning such Party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions. Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholder Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such Party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective Affiliates, officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other Parties and their Representatives a reasonable opportunity to comment thereon. Notwithstanding anything herein to the contrary, no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent, Merger Sub, the Rollover Shareholder, the Guarantor or their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 6.04            Shareholder Meeting.

(a)            As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, but in any event no later than ten (10) days after such confirmation, the Company shall (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholder Meeting (the “Record Date”) and shall not change such Record Date or establish a different record date for the Shareholder Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Laws; and in the event that the date of the Shareholder Meeting as originally called is for any reason adjourned or otherwise delayed, the Company may establish a new Record Date for the Shareholder Meeting after consultation with Parent, (ii) mail or cause to be mailed the Proxy Statement to the holders of Shares as of the Record Date (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (iii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs to whom the Schedule 13E-3 will be mailed/distributed (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Subject to Section 6.04(b), without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the authorization and approval of this Agreement, the Plan of Merger and the Transactions are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholder Meeting.

(b)            As soon as practicable but in any event no later than forty (40) days after the date of mailing the Proxy Statement, the Company shall hold the Shareholder Meeting in accordance with the applicable Laws and the Company Governing Documents. Subject to Section 6.02, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement and (ii) the Company shall use its reasonable best efforts in accordance with applicable Law and the Company Governing Documents to (A) solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (B) take all other action necessary or advisable to secure the Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement but subject to Section 6.04(c), unless this Agreement is validly terminated in accordance with Article IX, (x) the Company’s obligations pursuant to this Section 6.04 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Competing Proposal, and (y) the Company’s obligations pursuant to this Section 6.04 (other than sub-clause (i) in the second sentence of this Section 6.04(b)) shall not be limited or otherwise affected by any Adverse Recommendation Change.

(c)             Notwithstanding Section 6.04(b), after consultation in good faith with Parent, the Company may recommend the adjournment of the Shareholder Meeting to its shareholders (i) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholder Meeting, (ii) as otherwise required by applicable Law, or (iii) if as of the time for which the Shareholder Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholder Meeting or to vote in favor of the authorization and approval of this Agreement, the Plan of Merger, and the Transactions in order for the Shareholder Approval to be obtained. If the Shareholder Meeting is adjourned, the Company shall convene and hold the Shareholder Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence; provided that the Company shall not recommend to its shareholders the adjournment of the Shareholder Meeting to a date that is less than ten (10) Business Days prior to the Outside Date.

(d)            Notwithstanding Section 6.04(b), Parent may request in writing that the Company adjourn the Shareholders Meeting for up to sixty (60) days (but in any event no later than fifteen (15) days prior to the Outside Date), if and to the extent the Special Committee determines in good faith (i) if as of the time for which the Shareholder Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholder Meeting or (B) voting in favor of approval of this Agreement and the Transactions to obtain the Shareholder Approval, or (ii) such adjournment is necessary or advisable to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholder Meeting, in which event the Company shall, in each case, cause the Shareholders Meeting to be adjourned in accordance with Parent’s request.

(e)            At the Shareholder Meeting, and any other meeting of the shareholders of the Company called to seek the Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions contemplated herein is sought, Parent shall (i) vote, or cause to be voted, all Shares held directly or indirectly by Parent or Merger Sub or with respect to which Parent or Merger Sub otherwise has, directly or indirectly, voting power at such Shareholder Meeting in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and (ii) if necessary, enforce the agreement of the Rollover Shareholders set forth in the relevant Support Agreement to vote in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

Article VII

Additional Agreements

Section 7.01            Access; Confidentiality; Notice of Certain Events.

(a)             From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, and subject to applicable Laws, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable prior written notice, (i) give Parent and its authorized Representatives, reasonable access during normal business hours to all of the Group Companies’ contracts, books, records, analysis, projections, plans, systems, senior management, commitments, offices and other facilities and properties, (ii) furnish to Parent, its counsel, financial advisors, auditors, financing sources (including potential sources) and other Representatives such financial and operating data and other information (including the work papers of the Company’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters) as such Persons may reasonably request and (iii) instruct the employees, consultants, agents, counsel, financial advisors, auditors and other Representatives of the Group Companies to reasonably cooperate with Parent in its investigation of the Group Companies; provided that all such access shall be coordinated through the Company or its Representatives. The terms of the Confidentiality Agreements shall apply to any information provided pursuant to this Section 7.01. However, the Company shall not be required to provide access to (or disclose) information, to the extent such access or disclosure would (i) jeopardize the attorney-client or similar privilege of the Company or any of its Subsidiaries; (ii) unreasonably interfere with the Company’s or any of its Subsidiaries’ business operations; (iii) contravene any applicable Law (including with respect to any competitively sensitive information, if any) or contractual restriction or obligations; or (iv) violate any of its obligations with respect to confidentiality (provided that, in the case of each of (i) through (iv), the Company shall use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including entering into appropriate common interest or similar agreements).

(b)            The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company and its Subsidiaries, the Surviving Company or Parent; (ii) of any Legal Proceeding commenced or (to any Party’s Knowledge) threatened against, such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions; or (iii) upon becoming aware of the occurrence or impending occurrence of any Effect to it or any of its Subsidiaries or Affiliates, which (A) individually or in the aggregate would (or would reasonably be expected to) prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement, or (B) individually or in the aggregate, would or would be expected to have, a Material Adverse Effect, as the case may be. No failure or delay in delivering any such notice shall affect any of the conditions set forth in Article VIII.

Section 7.02            Efforts; Consents and Approvals.

(a)            Subject to the terms and conditions of this Agreement, each of the Parties will use its reasonable best efforts to (i) take (or cause to be taken) all appropriate actions and do (or cause to be done) all things necessary, proper or advisable under applicable Law, or otherwise to consummate and make effective the Transactions as promptly as practicable; (ii) obtain (or cause their Affiliates to obtain) from any Governmental Entities any consents, Permits, waivers or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions; and (iii) as promptly as reasonably practicable after the date hereof, make (or cause their Affiliates to make) all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Transactions under other applicable Law; provided that the Parties will cooperate with each other in determining whether any action by or in respect of (or filing with) any Governmental Entity is required in connection with the consummation of the Transactions and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent will furnish, and cause their Affiliates to furnish, to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions.

(b)            The Parties will give (or will cause their respective Affiliates to give) any notices to third parties, and use (and cause their respective Affiliates to use) their reasonable best efforts to obtain any third-party consents necessary or required to consummate the Transactions.

(c)            Without limiting the generality of anything contained in this Section 7.02, each Party will, and will cause their Affiliates to: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding; and (iii) promptly inform the other parties of any communication to or from any Governmental Entity regarding the Merger. Each Party will consult and cooperate (and will cause its Affiliates to consult and cooperate) with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each Party will permit (and will cause its Affiliates to permit) authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding.

(d)            Notwithstanding the foregoing, nothing contained in this Agreement will require, or be construed to require, Parent or any of its Affiliates to (and neither the Company nor any of its Subsidiaries shall) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Effective Time, any of the assets, licenses, operations, rights, products or businesses held by any of them prior to the Effective Time, or any interest therein, or to agree to any material change (including through a licensing arrangement) or restriction on, or other impairment of Parent’s or any of its Affiliates’ (including, after the Effective Time, the Company or its Subsidiaries) ability to own, manage or operate, any such assets, licenses, operations, rights, products or businesses, or any interest therein, or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the shares of the Surviving Company (any of the actions referred to in this Section 7.02(d), a “Non-Required Remedy”).

(e)            Nothing in this Section 7.02 or any other provision of this Agreement shall require, and in no event shall the “reasonable best efforts” of Parent or Merger Sub in this Section 7.02 or any other provision of this Agreement be deemed or construed to require, Parent or Merger Sub to waive any term or condition of this Agreement.

Section 7.03            Publicity. Promptly following the execution and delivery hereof, each Party may issue a press release announcing the execution of this Agreement and the transactions contemplated hereby in the forms previously agreed upon by the Company and Parent. Following such initial press release, (a) Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and (b) neither Parent nor the Company shall issue any such press release, make any such other public statement or schedule any such press conference or conference call without the consent of the other Party (and, in the case of any such action by Parent, the consent of the Special Committee) (which consent shall not be unreasonably withheld, delayed or conditioned); provided that the restrictions set forth in this Section 7.03 shall not apply to any release or public statement (i) required by applicable Law or any applicable listing authority (in which case the Parties shall use commercially reasonable efforts to consult with each other prior to making any such disclosure and consider in good faith any comments proposed by such other Party), (ii) made or proposed to be made by the Company in compliance with Section 7.03 with respect to the matters contemplated by Section 7.03 (or by Parent in response thereto), or (iii) made in connection with the receipt and existence of a Competing Proposal and matters relating thereto, an Adverse Recommendation Change, in each case, to the extent permitted under Section 6.02. Notwithstanding the foregoing, the Parties may make oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was publicly disclosed and previously subject to the foregoing requirements.

Section 7.04            Financing.

(a)            Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) maintain in full force and effect the Equity Commitment Letter until the Transactions are consummated, (ii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letter applicable to Parent and/or Merger Sub that are within its control, and (iii) consummate the Equity Financing at or prior to the Effective Time in accordance with the terms of the Equity Commitment Letter.

(b)            Notwithstanding anything to the contrary in this Agreement, from time to time and at any time prior to the Closing, Parent shall be entitled to adjust the number of Rollover Shares and/or the amount of the Equity Financing and, in connection therewith, amend the applicable Support Agreement and/or the Equity Commitment Letters, or enter into additional Support Agreements and/or Equity Commitment Letters, in each case solely to give effect to such adjustments; provided that (i) Parent shall deliver a prior written notice to the Company and any such notice shall be accompanied by, in the case of any adjustment to the number of Rollover Shares, a true and complete copy of the applicable draft amended or additional Support Agreements, and in the case of any adjustment to the amount of the Equity Financing, a true and complete copy of the applicable draft amended or additional Equity Commitment Letters, (ii) any amended or additional Equity Commitment Letters so entered into shall not impose new or additional conditions precedent or adversely change the conditions precedent set forth therein and shall be on other terms and conditions not materially less favorable (from the standpoint of the Company), in the aggregate, to Parent and Merger Sub than those contained in comparable Equity Commitment Letters then existing, (iii) after giving effect to such adjustment, and taking into consideration any such amended or additional Support Agreement and Equity Commitment Letters, the Equity Commitment Letters shall provide for an aggregate amount of proceeds that is sufficient for Parent and the Surviving Entity to pay (x) the Merger Consideration, and (y) any other amounts required to be paid in connection with the consummation of the Transactions on the terms and conditions contemplated hereby, and (iv) such adjustment would not otherwise reasonably be expected to prevent, delay or impair the ability of Parent or Merger Sub to consummate the Transactions.

Section 7.05            Directors’ and Officers’ Insurance and Indemnification.

(a)            Parent shall, and shall cause the Surviving Company to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), honor and fulfill in all respects the obligations of the Company and each of its Subsidiaries to the fullest extent permissible under applicable Law, under the Company Governing Documents, and corresponding organizational or governing documents of such Subsidiary, in each case, as in effect on the date hereof and under any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Documents, other organizational or governing documents or Indemnification Agreements (including each present and former director and officer of the Company) (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of this Agreement and the Transactions.

(b)            Without limiting the provisions of Section 7.05(a), for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Parent shall, and shall cause the Surviving Company to, comply with all of the Company’s obligations to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such prior to the Effective Time, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Covered Person upon receipt of an undertaking by or on behalf of such Covered Person to repay such amount if it is ultimately determined that such Covered Person is not entitled to be indemnified. Parent and the Surviving Company (x) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); (y) shall not have any obligation under this Agreement to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise); and (z) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation of a Covered Person for which indemnification may be sought under this Section 7.05(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such claim, action, suit, proceeding or investigation and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

(c)            For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), the organizational and governing documents of the Surviving Company shall, to the extent consistent with applicable Law, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are currently set forth in the Company Governing Documents in effect on the date hereof (as the case may be) and shall not contain any provision to the contrary. The Indemnification Agreements with Covered Persons that survive the Merger shall continue in full force and effect in accordance with their terms.

(d)            For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, that if the Company in its sole discretion elects, by giving written notice to Parent at least five (5) Business Days prior to the Effective Time, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects shall be comparable to such existing coverage); provided, further, that the annual premium may not exceed the Base Premium.

(e)             Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Legal Proceeding which may result in the payment or advancement of any amounts under Section 7.05, the organizational and governing documents of the Company or any of its Subsidiaries, or any Indemnification Agreements, the Person seeking indemnification shall promptly notify the Surviving Company to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice. The Surviving Company (or a Subsidiary nominated by it) shall have the right to participate in any such Legal Proceeding and, at its option, assume the defense of such Legal Proceeding. The Person seeking indemnification shall have the right to effectively participate in the defense and/or settlement of such Legal Proceeding, including receiving copies of all correspondence and participating in all meetings and teleconferences concerning the Legal Proceeding. In the event the Surviving Company (or a Subsidiary nominated by it) assumes the defense of any Legal Proceeding pursuant to this Section 7.05(e), neither the Surviving Company nor any of its Subsidiaries shall be liable to the Person seeking indemnification for any fees of counsel subsequently incurred by such Person with respect to the same Legal Proceeding.

(f)             In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 7.05.

(g)            The provisions of this Section 7.05 shall survive the consummation of the Merger. The Covered Persons (and their successors and heirs) are intended express third-party beneficiaries of this Section 7.05 and shall be entitled to enforce the provisions of this Section 7.05. All rights under this Section 7.05 are intended to be in addition to and not in substitution of other rights any Covered Persons may otherwise have.

Section 7.06            Takeover Statutes. The Parties and their respective board of directors (or equivalent) shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Transactions; and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to lawfully eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 7.07            Control of Operations. Without limiting any Party’s rights or obligations under this Agreement (or any Party’s rights as in effect separate and apart from this Agreement), the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time; and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 7.08            Security Holder Litigation. The Company shall promptly notify Parent of any Legal Proceeding related to this Agreement, the Merger or the other Transactions threatened or brought against the Company, its directors and/or officers by security holders of the Company (“Transaction Litigation”). The Company shall provide Parent a reasonable opportunity to participate, in the defense of any Transaction Litigation, including the opportunity to review material communications and participate in material meetings with opposing counsel or any Governmental Entity in connection with any Transaction Litigation. Except to the extent required by applicable Law, the Company shall not enter into any settlement agreement, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with any Transaction Litigation, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.09            Director Resignations. Upon the written request of Parent at least ten (10) Business Days prior to the Effective Time, the Company shall use reasonable best efforts to cause each director of the Company designated by Parent and in office immediately prior to the Effective Time to deliver to Parent letters of resignation and release in customary form, effective as of Effective Time, with respect to their service as directors of the Company.

Section 7.10            Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting of the Surviving Company from Nasdaq and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.11            Founder, Parent, or Parent Actions. The Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Article IV, Section 3.06(d) and Article VII hereof, if the alleged breach is the proximate result of action or inaction by the Company or its Subsidiaries at the direction of the Founder, Parent, or Merger Sub without any approval by or direction from the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Neither Parent nor Merger Sub shall be entitled to any award of damages or other remedy, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article IV to the extent Founder, Parent or any Representative thereof that is an executive officer or director of the Company has actual Knowledge of such breach or inaccuracy as of the date hereof.

Section 7.12            Further Assurances. Each Party agrees that, from time to time after the Closing Date, it will execute and deliver, or cause its Affiliates to execute and deliver, such further instruments, and take (or cause its Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

Article VIII

Conditions to Consummation of the Merger

Section 8.01            Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law and this Agreement):

(a)            Shareholder Approval. The Shareholder Approval shall have been obtained in accordance with the Companies Act and the Company Governing Documents.

(b)            Laws and Orders. (i) There shall be no Law, statute, rule or regulation that has been enacted or promulgated by any Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) which prohibits or makes illegal the consummation of the Merger and the other Transactions; and (ii) there shall be no Order or injunction of a court or Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) in effect preventing the consummation of the Merger and the other Transactions in any material respect or imposing a Non-Required Remedy.

Section 8.02            Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a)             Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.02(a) and Section 4.02(b) of this Agreement shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date as though made as of the Closing Date, (ii) the representations and warranties of the Company set forth in Section 4.01, Section 4.02 (other than Section 4.02(a) or Section 4.02(b)), Section 4.03, Section 4.04 and Section 4.22 (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made as of the Closing Date; (iii) the representations and warranties of the Company set forth in Section 4.10(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made as of the Closing Date; and (iv) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (x) in the case of each of clauses (i), (ii), (iii) and (iv), representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date; and (y) in the case of sub-clause (iv), where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” qualifier set forth therein), individually or in the aggregate, have not had (and would not reasonably be expected to have) a Material Adverse Effect.

(b)            Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements or obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)            No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

(d)            Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served and not validly withdrawn a notice of dissent under Section 238(2) of the Companies Act.

(e)            Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c) and Section 8.02(d).

Section 8.03           Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a)             Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date as though made as of the Closing Date, except (i) representations and warranties that by their terms speak as of a specific date shall be true and correct only as of such date; and (ii) where any failures of any such representations and warranties to be true and correct (without giving effect to any “materiality” qualifier set forth therein) would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate Merger and the other Transactions.

(b)            Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)             Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a director or officer of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04            Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement and consummate the Merger and the other Transactions as contemplated by this Agreement.

Article IX

Termination

Section 9.01            Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below) only prior to the Effective Time and only as follows:

(a)            at any time prior to the Effective Time by mutual written consent of Parent and the Company (acting upon the recommendation of the Special Committee);

(b)            by either Parent or the Company (acting upon the recommendation of the Special Committee), prior to the Effective Time, if there has been a breach by the other Party or Parties of any representation, warranty, covenant or agreement set forth in this Agreement, which breach (i) in the case of a breach by the Company, would result in the conditions in Section 8.02(a), Section 8.02(b) or Section 8.02(c) not being satisfied; and (ii) in the case of a breach by Parent or Merger Sub, would result in the conditions in Section 8.03(a) or Section 8.03(b) not being satisfied (and in each case of (i) and (ii), such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) thirty (30) calendar days after the receipt of notice thereof by the defaulting Party from the non-defaulting Party, or (y) three (3) Business Days before the Outside Date); provided that this Agreement may not be terminated pursuant to this Section 9.01(b) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement in any manner that shall have been the primary cause of the failure of a condition to the consummation of the Merger to be satisfied;

(c)            by either Parent or the Company, if the Effective Time has not occurred by 11:59 pm, Hong Kong time on the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 9.01(c) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement shall have been the primary cause of the Effective Time not occurring on or prior to the Outside Date;

(d)            by Parent at any time prior to the receipt of the Shareholder Approval, if the Company Board shall have effected an Adverse Recommendation Change;

(e)            by the Company at any time prior to the receipt of the Shareholder Approval, if (i) the Company Board (acting upon the recommendation of the Special Committee) shall have effected an Adverse Recommendation Change in light of a Superior Proposal in accordance with the last sentence of Section 6.02(c) and authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement effecting such Superior Proposal and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into such Alternative Acquisition Agreement; provided, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 9.01(e) unless: (A) the Company has complied in all material respects with the procedures set forth in Section 6.02 with respect to such Superior Proposal and Alternative Acquisition Agreement and (B) the Company pays in full the Company Termination Fee in accordance with Section 9.02(b)(iii) immediately after such termination pursuant to this Section 9.01(e);

(f)            by either the Company or Parent if a Governmental Entity of competent jurisdiction has issued a final, non-appealable Order in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or other Transactions; provided, however, the party seeking to terminate this Agreement pursuant to this Section 9.01(f) shall have used reasonable best efforts to prevent the entry of and to remove such Order in accordance with Section 7.02; provided further, that the right to terminate this Agreement pursuant to this Section 9.01(f) shall not be available to any Party if the issuance of such final, non-appealable Order was due to such Party’s failure to comply with any provision of this Agreement;

(g)            by either the Company or Parent, if the Shareholder Approval shall not have been obtained after the final adjournment of the Shareholder Meeting at which a vote on such approval was taken; provided that, Parent may not terminate this Agreement pursuant to this Section 9.01(g) if such failure to obtain the Shareholder Approval is a result of (i) a breach of Section 6.04(e) by Parent or (ii) a breach of any Support Agreement by any Rollover Shareholder; or

(h)            by the Company if (i) all of the conditions in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 8.03 have been satisfied, or that it is willing to waive any unsatisfied condition in Section 8.03, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent and Merger Sub have failed to effect the Closing within twenty (20) Business Days following the anticipated Closing Date as set forth under Section 2.02.

Section 9.02            Effect of Termination.

(a)            In the event of the termination of this Agreement as provided in Section 9.01, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreements, this Article IX and Section 10.03 through Section 10.11 shall survive such termination.

(b)            In the event that:

(i)             (A) a Competing Proposal with respect to the Company shall have been publicly made and not withdrawn after the date of this Agreement and prior to the Shareholder Meeting, (B) at a time when the condition in the preceding subclause (A) is satisfied, this Agreement is terminated pursuant to Section 9.01(c) or Section 9.01(g), and (C) within twelve (12) months of the date of such termination, the Company or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates the transactions contemplated by, a Competing Proposal (provided, that for purposes of this clause (C), the references to “20%” in the definition of Competing Proposal shall be deemed to be references to 50%), then the Company shall pay the Company Termination Fee as directed by Parent by wire transfer of same day funds promptly after the earlier of the entry into such definitive agreement or consummation of the transactions contemplated by such Competing Proposal;

(ii)             this Agreement is terminated by Parent pursuant to Section 9.01(b) or Section 9.01(d), then the Company shall pay the Company Termination Fee as directed by Parent by wire transfer of same day funds within ten (10) Business Days after such termination;

(iii)            this Agreement is terminated by the Company pursuant to Section 9.01(e), then the Company shall pay the Company Termination Fee as directed by Parent by wire transfer of same day funds within ten (10) Business Days after such termination; and

(iv)           this Agreement is terminated by the Company pursuant to Section 9.01(b) or Section 9.01(h), then Parent shall pay the Parent Termination Fee as directed by the Company by wire transfer of same day funds within ten (10) Business Days after such termination.

(c)            In no event shall this Section 9.02 (i) require the Company to pay an aggregate amount in excess of the Company Termination Fee, or (ii) require Parent to pay an aggregate amount in excess of the Parent Termination Fee, in each case except as set forth in Section 9.02(d). In no event shall the Company be required to pay the Company Termination Fee more than once. In no event shall Parent be required to pay the Parent Termination Fee more than once.

(d)            If either the Company or Parent fails to pay any amounts due to the other Party under this Section 9.02 on the dates specified, then the defaulting Party, shall pay all costs and expenses (including legal fees and expenses) incurred by such other Party in connection with any action or proceeding (including the filing of any lawsuit) taken by it to collect such unpaid amounts, together with interest thereon on such unpaid amounts at the prime lending rate prevailing at such time, as published in the Wall Street Journal, from the date such amounts were required to be paid until the date actually received by such other Party.

(e)            The “Company Termination Fee” shall be an amount in cash equal to US$700,000.

(f)             The “Parent Termination Fee” shall be an amount in cash equal to US$1,400,000.

(g)            Each Party acknowledges that the agreements contained in this Section 9.02 are an integral part of the Transactions and that the Company Termination Fee and Parent Termination Fee are not a penalty, but rather are liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable by the Company or the Company in circumstances in which the Parent Termination Fee is payable by Parent, in each case, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

(h)            Subject to Section 10.11, the Equity Commitment Letters and the Limited Guarantees, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 9.02(b) and the guarantee of such obligations pursuant to the Limited Guarantee (subject to its terms, conditions and limitations), shall be the sole and exclusive remedy (whether at Law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (i) Parent, Merger Sub, the Founder and the Sponsor, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, or assignees of Parent, Merger Sub, the Founder or the Sponsor, (iii) any lender or prospective lender, lead arranger, arranger, agent or Representative of or to Parent, Merger Sub, the Founder or the Sponsor, or (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling Persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, assignees of any of the foregoing (clauses (i)−(iv), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letter and the Limited Guarantee) other than the payment of the Parent Termination Fee pursuant to Section 9.02(b) and in no event shall the Company or any of its Subsidiaries, the direct or indirect shareholders of the Company or any of its Subsidiaries, or any of their respective Affiliates, Representatives, members, managers, or partners of the foregoing (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees), other than (without duplication) from Parent or Merger Sub to the extent provided in Section 9.02(b) or the Sponsor to the extent provided in the relevant Limited Guarantee. Notwithstanding anything to the contrary herein and for the avoidance of doubt, none of the foregoing in this paragraph shall in any way restrict the Company’s right to equitable relief pursuant to Section 10.11.

(i)             Subject to Section 10.11, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 9.02(b) shall be the sole and exclusive remedy (whether at Law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated (whether willfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 9.02(b) and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 9.02(b). Notwithstanding anything to the contrary herein and for the avoidance of doubt, none of the foregoing in this paragraph shall in any way restrict Parent’s right to equitable relief pursuant to Section 10.11.

Article X

Miscellaneous

Section 10.01          Amendment and Modification; Waiver.

(a)            Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Shareholder Approval, as applicable, by written agreement of the Parties by action taken (i) with respect to Parent and Merger Sub, by or on behalf of their respective board of directors; and (ii) with respect to the Company, by the Company Board (acting upon recommendation of the Special Committee); provided, however, that after the approval of the Merger by the shareholders of the Company, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)            At any time and from time to time prior to the Effective Time, any Party or Parties may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (ii) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 10.02          Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.02 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.

Section 10.03          Expenses. Except as specifically provided otherwise herein, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 10.04          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by electronic mail or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by international overnight courier, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to the Company, to:

Special Committee of the Board of Directors

BlueCity Holdings Limited

Room 028, Tower B, Block 2

No. 22 Pingguo Shequ, Bai Zi Wan Road

Beijing 100022

People’s Republic of China

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Jing An Kerry Center

Tower 2, 46th Floor

1539 Nanjing West Road

Shanghai 200040, People’s Republic of China

Attention: Yuting Wu

Email: Yuting.Wu@skadden.com

if to Parent or Merger Sub, to:

Room 028, Tower B, Block 2, No. 22 Pingguo Shequ, Bai Zi Wan Road, Chaoyang District, Beijing
Attention:          Baoli Ma
Email:                 52605065@qq.com

CEC Development Mansion F12, Sanyuan Bridge, Beijing
Attention:           Song Pengliang
Email:                  songpengliang@newborntown.com

with a required copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

Address: ICBC Tower – 35th Floor

3 Garden Road, Central

Hong Kong, China

Attention: Yi Gao

Email: YGao@stblaw.com

with a second required copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

Address: 3901 China World Tower

1 Jianguomenwai Avenue

Beijing, 100004, China

Attention: Yang Wang

Email: Yang.Wang@stblaw.com

Section 10.05          Counterparts. This Agreement may be executed manually or electronically by email by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof has been signed by each of the Parties and delivered to the other Parties.

Section 10.06          Entire Agreement; Third-Party Beneficiaries.

(a)            This Agreement and the other Transaction Documents constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof.

(b)            Except as provided in Section 7.05, Section 9.02(h) and Section 9.02(i) (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons), this Agreement shall be binding upon and inure solely to the benefit of each Party, and this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder, and in no event shall any holders of Shares or Company Options, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.07          Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger are fulfilled to the extent possible.

Section 10.08          Governing Law; Jurisdiction.

(a)            This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (i) the Merger; (ii) the vesting of the undertaking, property and liabilities of each of the Company and Merger Sub in the Surviving Company; (iii) the cancellation of the Shares (including Shares represented by ADSs); (iv) the fiduciary or other duties of the Company Board and the directors of each of Parent and Merger Sub; (v) the general rights of the respective shareholders of the Company, Parent and Merger Sub, including the rights provided for in Section 238 of the Companies Act with respect to any Dissenting Shares; and (vi) the internal corporate affairs of the Company, Parent and Merger Sub.

(b)            Subject to the exception for matters to be governed by the Laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 10.08(a), any Legal Proceeding arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 10.08 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)             Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.08, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

Section 10.09           Waiver of Jury Trial. Each Party hereby irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement and any of the documents delivered in connection herewith or the Merger and other Transactions contemplated hereby or thereby. Each Party certifies and acknowledges that (a) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce either of such waivers; (b) it understands and has considered the implications of such waivers; (c) it makes such waivers voluntarily; and (d) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.09.

Section 10.10          Assignment. This Agreement may not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, except that Parent and Merger Sub may assign, in its sole discretion and without the consent of any other Party, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.11          Enforcement; Remedies.

(a)             Except as otherwise provided in this Section 10.11, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)             The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.11, including the limitations set forth in Section 10.11(c) and Section 10.11(d), it is agreed that any Party shall be entitled to seek specific performance of the terms and provisions of this Agreement (including the Parties’ obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including to seek an injunction or injunctions to prevent breaches of this Agreement by the other Parties and, in the case of the Company, to seek an injunction or injunctions, specific performance or other equitable relief to enforce Parent’s and/or Merger Sub’s obligations to consummate the Closing or to cause the consummation of the financing contemplated in the Equity Commitment Letter, in addition to any other remedy by Law or equity.

(c)            The Parties’ right of specific performance is an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.11. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.11.

(d)            The Parties further acknowledge and agree that the Company shall have the right to obtain an injunction, specific performance or other equitable relief to enforce Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded and to effect the Closing only in the event that (i) all conditions set forth in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Merger Sub have failed to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.02, and (iii) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 8.03 have been satisfied or that the Company is waiving any of the conditions to the extent not so satisfied in Section 8.03 (other than those conditions that by their terms are to be satisfied at the Closing) and (B) if specific performance is granted and the Equity Financing is funded, then it would take such actions required of it by this Agreement to cause the Closing to occur.

(e)             Notwithstanding anything herein to the contrary, (x) none of Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of any of the amounts set forth in Section 9.02(b), and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(f)            If, prior to the Outside Date, any Party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by (x) the amount of time during which such Legal Proceeding is pending, plus twenty (20) Business Days, or (y) such other time period established by the court of competent jurisdiction presiding over such Legal Proceeding.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

BlueCity Holdings Limited

By:	/s/ Wenjie (Jenny) Wu
	Name:	Wenjie (Jenny) Wu
	Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

Multelements Limited

By:	/s/ Baoli Ma
	Name:	Baoli Ma
	Title:	Director

Diversefuture Limited

By:	/s/ Baoli Ma
	Name:	Baoli Ma
	Title:	Director

[Signature Page to Agreement and Plan of Merger]

Schedule I

LIST OF ROLLOVER SHAREHOLDERS

BlueCity Media Limited

Aviator D, L.P.

Rainbow Rain Limited

Exhibit A

PLAN OF MERGER

THIS PLAN OF MERGER is made on _______________, 2022

BETWEEN

(1)	BlueCity Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at Cricket Square, Hutchins Drive, P.O. 2681, Grand Cayman KY1-1111, Cayman Islands (the “Company” or the “Surviving Company”); and

(2)	Diversefuture Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands (the “Merging Company” and together with the Company, the “Constituent Companies”).

WHEREAS

(A)	The respective boards of directors of the Company and the Merging Company have approved the merger of the Constituent Companies pursuant to section 233(3) of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), pursuant to which the Merging Company will merge with and into the Company and cease to exist, with the Surviving Company continuing as the surviving company in the merger (the “Merger”), upon the terms and subject to the conditions of the Agreement and Plan of Merger dated April 30, 2022 by and among Multelements Limited, an exempted company incorporated under the laws of the Cayman Islands, the Company and the Merging Company (the “Merger Agreement”) and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Act.

(B)	The shareholders of each of the Company and the Merging Company have approved and authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise pursuant to section 233(6) of the Companies Act.

(C)	Each of the Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED

1.	DEFINITIONS AND INTERPRETATION

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annexure 1 hereto.

2.	PLAN OF MERGER

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Act) to this Plan of Merger are the Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company, which shall continue to be named BlueCity Holdings Limited.

(c)	The registered office of the Company at the date of this Plan of Merger is at [●]. The registered office of the Merging Company at the date of this Plan of Merger is at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Following the effectiveness of the Merger, the registered office of the Surviving Company will be at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(d)	Immediately prior to the Effective Time, the authorised share capital of the Company is US$500,000 divided into 5,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 4,600,000,000 Class A Ordinary Shares, (ii) 200,000,000 Class B Ordinary Shares and (iii) 200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Company Board may determine in accordance with the Company Governing Documents, of which [●] Class A Ordinary Shares and [●] Class B Ordinary Shares have been issued.

(e)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$50,000 divided into 50,000 shares of a par value of US$1.00 each, of which 1 share has been issued.

(f)	On the Effective Time, the authorised share capital of the Surviving Company shall be US$[●] divided into [●] shares of a par value of US$[●] each.

2.2	Effective Time

In accordance with Section 233(13) of the Companies Act, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies in the Cayman Islands (the “Effective Time”).

2.3	Terms and Conditions; Share Rights

(a)	At the Effective Time, and in accordance with the terms and conditions of the Merger Agreement:

(i)	Each share of par value US$1.00 of the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share of par value US$1.00 of the Surviving Company; such conversion shall be effected by means of the cancellation of such share of the Merging Company, in exchange for the right to receive one such ordinary share of the Surviving Company.

(ii)	Each Share of par value US$0.0001 of the Company issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, the Dissenting Shares and Class A Ordinary Shares represented by ADSs, shall be cancelled and shall cease to exist in exchange for the right to receive US$3.20 in cash per Share without interest (the “Per Share Merger Consideration”);

(iii)	Each ADS, two of which represent one Class A Ordinary Share (other than ADSs representing the Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, shall be cancelled and shall cease to exist in exchange for the right to receive US$1.60 in cash per ADS without interest (the “Per ADS Merger Consideration”), which shall be paid by the Company to the Depositary (in consideration for the cancellation of such Class A Ordinary Shares underlying the ADS) and distributed by the Depositary to the holder of such ADS;

(iv)	Each Excluded Share issued and outstanding immediately prior to the Effective Time shall be cancelled and shall cease to exist, without payment of any consideration or distribution therefor; and

(v)	Each Dissenting Share shall be cancelled and shall cease to exist in accordance with Section 3.06 of the Merger Agreement, and shall carry no rights other than the right to receive the applicable payments pursuant to the procedures set forth in Section 3.06 of the Merger Agreement.

(b)	At the Effective Time, the rights and restrictions attaching to the ordinary shares of the Surviving Company shall be as set out in the amended and restated memorandum and articles of association of the Surviving Company in the form annexed at Annexure 2 hereto.

(c)	At the Effective Time, the memorandum and articles of association of the Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association of the Surviving Company in the form annexed at Annexure 2 hereto.

(d)	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

2.4	Directors’ Interests in the Merger

(a)	The name and address of each director of the Surviving Company after the Merger becomes effective are:

(i)	[●]

(b)	There are no amounts or benefits paid or payable to any director of either of the Constituent Companies or the Surviving Company consequent upon the Merger.

2.5	Secured Creditors

(a)	The Company has no secured creditor and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has no secured creditor and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.            VARIATION

3.1	At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Company and the Merging Company to:

(i)	change the Effective Time provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies in the Cayman Islands; and

(ii)	effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Company and the Merging Company to effect in their discretion.

4.	TERMINATION

4.1	At any time prior to the Effective Time, this Plan of Merger may be terminated by the boards of directors of both the Company and the Merging Company in accordance with the terms of the Merger Agreement.

5.	COUNTERPARTS

5.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6.	GOVERNING LAW

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of Diversefuture Limited:	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)
)

SIGNED for and on behalf of BlueCity Holdings Limited:	)	Duly Authorised Signatory
)
	)	Name:
)
	)	Title:
)
)

ANNEXURE 1

MERGER AGREEMENT

ANNEXURE 2

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF

ASSOCIATION OF SURVIVING COMPANY